BALLARD™

**2023
Annual Report**

Here for life™

ballard.com

Contents

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management's discussion & analysis.

Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Highlights of 2023

> "We made significant strides in 2023 towards the commercialization of Ballard fuel cell products."
>
> *Randy MacEwen, CEO*

January

Ballard powered fuel cell electric vehicles achieved industry-leading total of more than 150 million kilometers, equivalent to circling the Earth over 3,700 times. Ballard fuel cells powered over 3,800 buses and trucks in ~15 countries.

Order from First Mode for 30 hydrogen fuel cell modules – totalling 3 MW – to power several zero-emission ultra-class mining haul trucks – equivalent to approximately 4,000 horsepower.

March

Order for 3.6 MW from a European customer for critical stationary power applications, including construction sites, EV charging stations, and data centers.

June

Ballard announces plan to materially reduce costs and scale production capacity of next generation, proprietary graphite bipolar plates, including the introduction of advanced manufacturing technology.

Ballard holds bi-annual Capital Markets Day and presents long-term outlook.

July

CPKC places follow-on order for 3.6 MW of Ballard fuel cells for expansion of Hydrogen Locomotive Program.

Publication of Ballard's fourth annual ESG Report, capturing ESG performance towards Ballard's ESG strategy, sustainability commitments and supporting initiatives.

August

Order from Solaris for almost 100 hydrogen fuel cell engines to power buses in Europe.

Signing of LOI with Ford Trucks to supply fuel cell system as part of hydrogen fuel cell powered vehicle prototype to be integrated into Ford F-MAX 44-ton long-haul tractor truck.

October

Follow-on order from Solaris for 177 hydrogen fuel cell engines to power buses in Europe.

November

Third major order in 2023 from Solaris for 62 additional hydrogen fuel cell engines to power buses in Europe – nearly 350 engines ordered year to date.


BALLARD

Ballard's FCmove®-HD



Ballard's FCmove®-XD

Core Technology

Ballard is a global leader in PEM fuel cell technology, with proprietary, patented technology in the fuel cell building blocks of Membrane Electrode Assemblies and Bipolar Plates. Ballard is currently deploying its 13th generation of fuel cell stacks. In addition to fuel cell stack technology, Ballard designs and manufactures fuel cell modules that have industry leading performance and durability. Ballard's latest module, the FCmove® XD is the 9th generation of module product.

Select Annual Financial Information

(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)	2023	2022	2021	2020	2019
Results of Operations					
Revenues	102,368	81,860	104,367	103,877	105,723
Gross margin (loss)	(21,831)	(13,308)	14,066	20,984	22,338
Gross margin %	−21%	−16%	13%	20%	21%
Total Operating Expenses	141,073	132,020	100,731	60,745	47,784
Cash Operating Costs	119,327	111,992	82,630	50,029	38,801
Adjusted EBITDA	(150,088)	(132,635)	(80,981)	(38,944)	(26,608)
Net loss from continuing operations	(144,210)	(160,371)	(113,282)	49,469	(35,291)
Net loss from continuing operations per share	(0.48)	(0.54)	(0.38)	(0.20)	(0.15)
Financial Position					
Total Assets	1,077,542	1,247,077	1,440,943	975,600	340,319
Total non-current liabilities	15,740	14,998	29,567	22,621	25,540
Cash, cash equivalents and short-term investments	753,243	915,741	1,126,899	765,430	147,792

Select annual financial information reflects results from continuing operations. Results attributed to Ballard Motive Solutions have been removed from continuing operations in 2023 and 2022 as a result of a restructuring of operations at Ballard Motive Solutions that occurred during Q4 2023, effectively closing the operation.

Ballard's Evolution Into a Commercial Products Company

In 2023, Ballard made significant strides in commercial partnerships, volume scale and product cost reduction. The longstanding goal of Ballard is to take our industry leading core technology and leverage it across multiple verticals. Over this past year, we have seen this begin to materialize across our market verticals, resulting in a material shift in our order backlog, as orders for power products make up over 80% of the total, up from only 7% in early 2019. In less than five years, we have successfully transitioned into a fuel cell products focused company. This trend highlights the shift underway within the hydrogen industry towards increased fuel cell adoption, and we are confident this is only the first step towards industry scaling. While we are excited about the increase in fuel cell adoption, we have seen an increase in competition as markets increasingly recognize the value proposition of hydrogen fuel cells. We will continue to focus on driving down product costs by building scale and investing in next generation fuel cells.



Evolution of Product Revenue



Power Product Driving Order Backlog Growth ($M)

Target Verticals

Ballard's Contribution to Decarbonizing Mobility

With transportation contributing approximately 23% of global emissions[1], Ballard's hydrogen fuel cell technology and commercial-ready products are poised to support the low carbon economy across key mobility and stationary power sectors.

Bus



Public transit leaders know that zero-emission buses are critical to the future of transit. Hydrogen is ideal for centralized refuelling of long range and transit fleets. Quick refuelling means buses have less downtime and higher utilization. In many cases, agencies can install hydrogen refuelling infrastructure with a similar footprint to CNG refuelling.

Truck



Hydrogen is ideal for centralized and corridor refuelling of heavy-duty commercial trucks. Fuel cell technology offers longer range, greater power, more payload capability, and faster refuelling. Quick refuelling means commercial trucks have less downtime and higher utilization.

Rail



Fuel cell trains will play a key role in the transition to a zero emission economy. Hydrogen powered trains are poised to disrupt certain segments of the commuter rail and freight markets as a cost-effective, high performing, zero-emission alternative to diesel, without the need for expensive catenary infrastructure.

1. IPCC (2022), HYPERLINK "https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf"Climate Change 2022

Key Markets

- Europe
- North America
- China

Marine



Marine certified fuel cells are set to play a key role in helping the industry address GHG emissions on the water and in ports. Hydrogen and fuel cell technology offers promising, reliable, and scalable power solution that can meet future emission requirements and decarbonize the industry.

Emerging Markets



Hydrogen fuel cells are an affordable, efficient, and sustainable drop-in replacement for diesel-powered material handling equipment including mining trucks, construction equipment, forklifts, etc.

Stationary Power



Hydrogen fuel cells systems are a reliable zero emission power solution for backup, standby, and peak shaving stationary applications, as well as EV charging and distributed power generation. The fuel cell system converts hydrogen into cost-effective electricity that may be used onsite by the customer or sold back to the grid.



Our People Drive our Success

Understanding the level of engagement within Ballard has been a critical element of our People & Culture activities. For the past 17 years we have measured employee engagement through our annual employee survey, collecting feedback on different categories, such as business, leadership, communication, recognition, and workplace environment.





Consistent Engagement Participation and Valuable Insight

17

Years of Employee Engagement Surveys

85% *

Feel they can count on their co-workers

>92%

Participation rate for past five years

83% *

Feel they are well supported by their manager

76% *

Would recommend Ballard as a great place to work

79% *

Feel their opinions are valued

*metrics from 2023

Ballard's ESG Strategy, Sustainability Commitments and Supporting Initiatives

For the past four decades, we have invested in Proton-Exchange Membrane (PEM) research, engineering, manufacturing, and real-world testing to prove Ballard's PEM fuel cells operate safely, reliably, efficiently, and durably. We have successfully grown our experience from developing some of the world's first fuel cell concepts and prototypes to real-world experience in field deployment.

We offer leading fuel cell solutions for select mobile and stationary power applications.



Vision

We deliver fuel cell power for a sustainable planet.

Mission

We use our fuel cell expertise to deliver valuable and innovative solutions to our customers globally, create rewarding opportunities for our team, provide extraordinary value to our shareholders, and power the hydrogen society.

Values



Listen and Deliver
We listen to our customers, understand their business and deliver valuable and innovative solutions for lasting partnerships.



Quality Always
We deliver quality in everything we do.



Inspire Excellence
We live with integrity, passion, urgency, agility and humility.



Row Together
We achieve success through respect, trust and collaboration.



Own It
We step up, take ownership for our results and trust others to do the same.

ESG

At Ballard, sustainability and ESG means generating positive social and environmental impact and business value through the delivery of our products and solutions, while at the same time ensuring that sustainability considerations are embedded throughout our operations and daily business practice. We are excited for the progress we are making and look forward to sharing more information in our next annual ESG Report, expected to be issued in June 2024. Details can be found at: ballard.com/about–ballard/our–sustainability

Material ESG Focus Areas

 **Environment**
- Energy Transition Impact
- Climate and Greenhouse Gas Emissions

 **Social**
- Employee Attraction, Engagement and Retention
- Health and Safety
- Diversity, Equity, and Inclusion

 **Governance**
- Corporate and ESG Governance
- Business Ethics and Anti–Corruption



ONGOING BALLARD ESG COMPETENCY



Our Path to Carbon Neutrality by 2030

Achieving carbon neutrality by 2030 will require action across six primary goals:

1 100% Renewable fuels
All building fuel consumption transitions to renewable or zero-carbon fuels

Today[1]: 14.5% renewable
Target: 100% renewable

2 Transition to Low-Carbon H$_2$
Reduce the value-chain emissions from our R&D activities by transitioning to low-carbon hydrogen (H$_2$)

Today[1]: 2,251 tCO$_2$e
Target: Neutral

3 100% Low Carbon Fleet
Transition all company vehicles to be low or zero-carbon vehicles

Today[1]: 7%
Target: 100%

4 Reduce Business Travel Emissions
Reduce emissions from business travel by 25% from pre-COVID levels[2]

Today[1]: 1,208 tCO$_2$e
Target: Neutral

5 100% Renewable electricity
All operating sites consume renewable or zero-carbon electricity

Today[1]: 98%
Target: 100%

6 Reduce Employee Commuting Emissions
Reduce our emissions from employee commuting by 25%

Today[1]: 877 tCO$_2$e
Target: Neutral

1. Values are as of December 31, 2022
2. Baseline of 2019 emissions





Letter from the CEO



Fellow Shareholders:

Upon reflection, 2023 was very much a tale of two cities for the hydrogen industry. On one hand, we saw ambitious climate policies translate into actionable programs and regulations; the US awarded support for seven hydrogen hubs and issued guidance on hydrogen production tax credits, while the EU launched the first auction of hydrogen subsidies and finalized the definition of green hydrogen under its Renewable Energy Directive. On the other hand, financial markets were deeply constrained to many clean energy and hydrogen companies, leading to existential liquidity concerns for some participants.

Ballard was able to not only navigate these stormy seas, but also capitalize as we continued to build on our momentum in delivering fuel cell products to our customers. We are pleased to see additional progress with our customers in bus, truck, rail, marine, stationary power, and off-highway markets. We believe our core technology provides value to customers in their decarbonization journey in all our verticals, where they prioritize durability, reliability, and high availability, while requiring power solutions that maintain similar operating practices and minimize infrastructure challenges. As customers and end users increasingly understand this value, we are better positioned to achieve product scale, and thereby provide a cost advantage for our customers and long-term profitability for our shareholders.

Revenues for the year amounted to $102 million, representing growth of 25% from the prior year. While our reported gross margin underperformed expectations at negative 21%, after stripping out the impact of non-cash write-downs, our gross margin was negative 9%, demonstrating the margin improvement we expected would occur as revenues scaled. We exercised cost discipline by holding our total and cash

operating costs to inflationary increases as we focused on high-value product development opportunities. Adjusted EBITDA was ($150) million and our net loss was ($178) million. We ended the year with $751 million in cash reserves.

In addition to growing revenue, our backlog for power products grew year-over-year to $109 million, a substantial achievement after shipping our highest volume of products in company history in the fourth quarter. While our total backlog declined modestly, this was driven by our technology solutions business, which we don't consider indicative of our current strategy. We believe our backlog figures indicate increasing interest in deploying hydrogen fuel cell engines at scale in our key markets.

Growth in our revenues and product backlog reflects progress on our key imperative of increasing the volume of fuel cell engines sold. We saw numerous customers mature their platforms built on fuel cell power, resulting in growing orders in our bus, rail, stationary power, and emerging market verticals. We also secured new platform wins across our market verticals, launched our next-generation bipolar plate project, and further proved the maturity of our technology with outstanding field reliability.

We saw robust growth in our bus market in 2023, as revenues for the segment increased close to 20% compared to the prior year. Our growth was driven primarily by the success of Solaris in Europe and New Flyer in North America. Our expectation is that growth will continue to be strong for the fuel cell bus market, as evidenced by our backlog, and the increasing acceptance of fuel cell buses for transit operators as a viable alternative to decarbonize their fleets.

The truck market opportunity continues to require patience while Tier 1 OEMs develop truck platforms to bring to the market. In the interim, we have established a partnership with Ford Trucks for their European heavy-duty truck platform, and another engine manufacturer in Europe. We believe these partnerships offer routes to scaled commercial volumes in the segment.

Our customers in the rail market continue to surprise to the upside. Revenue from rail customers was more than three times higher in 2023 compared to 2022, supported by shipments to customers in both the freight and passenger rail applications. Our order backlog for rail customers also suggests continued progress from this segment.

We also experienced significant growth in our marine vertical, with revenues in 2023 roughly three times greater than the prior year. Growth in the marine segment was driven by our customers Amogy and Future Proof Shipping, who are both providing solutions to reduce emissions in maritime transport. We are also thrilled with the performance of Norled's MF Ferry, the world's first hydrogen fuel cell powered ferry, as it continues to accumulate 100 operating hours each week.

In stationary power, we saw moderate growth in 2023 as a result of demand for our fuel cells in grid balancing, EV charging, TV/film production sites, outdoor events, and grid-constrained power applications. We believe the combination of increasing power demand, limitations in electrical transmission infrastructure and zero-emission mandates will fuel demand for our stationary segment in the future.

Our emerging markets vertical had material year-over-year revenue declines, driven primarily by the conclusion of the Audi technology solutions program in 2022. We are encouraged, however, with progress in the off-highway segment, including for ultra-class mining haul trucks.

Geographically, we saw resilience across our key markets of Europe, North America, and China, with revenues growing by roughly 30% in each market. The sustained commitment to net zero policies and related funding schemes from the European Union and Member States continues to translate into meaningful commercial activity for us, as the region remains our biggest market as measured by sales. However, North America is catching up quickly thanks to US federal and state-level policies and end user demand for zero carbon power. The modest recovery in our China business is a step in the right direction, and we look for continued progress once the central government restructures its policy approach to support hydrogen market development in the region.

There is much in 2023 for Ballard to celebrate, and we have much more to do. We will continue to focus on our customers, talent, technology and products, product cost reduction, and corporate costs discipline in service of delivering fuel cell products for a sustainable planet.

Lastly, I would like to thank our entire global team for their commitment to our values. I also want to thank you, our shareholders, for your continued confidence. The passion of our team remains high as we strive to build Ballard into a leading, profitable, and sustainable fuel cell company.

RANDY MACEWEN
President & CEO Ballard Power Systems Inc.

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We deliver fuel cell power
for a sustainable planet

BALLARD POWER SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOURTH QUARTER AND FISCAL YEAR 2023

Here for life™

ballard.com

3ALLARD™

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. ("Ballard", "the Company", "we", "us" or "our"). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, including statements that describe any anticipated offering of securities under our Shelf Prospectus and Registration Statement or the filing of a Prospectus supplement, outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP measures), strategy, order backlog, order book of expected deliveries, future product roadmap costs and selling prices, future product sales, future production capacities and volumes, the markets for our products, expenses / costs, contributions and cash requirements to and from joint venture operations and research and development activities, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to new and existing customer and partner relationships, the generation of new sales, producing, delivering, and selling the expected product and service volumes at the expected prices and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity and cost, product and service pricing, market demand, and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; costs of integration, and the integration failing to achieve the expected benefits of the transaction; our ability to attract and retain business partners, suppliers, employees and customers; our ability to extract value from joint venture operations; global economic trends and geopolitical risks (such as conflicts in Ukraine and the Middle East), including changes in the rates of investment, inflation or economic growth in our key markets, or an escalation of trade tensions such as those between the U.S. and China; investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including internal combustion engine, battery and fuel cell technologies; challenges or delays in our technology and product development activities; changes in our customers' requirements, the competitive environment and/or related market conditions; product safety, liability or warranty issues; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions that may affect levels of demand and/or the financial performance of the major industries, regions and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail, marine and stationary sectors; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; cybersecurity threats; our ability to protect our intellectual property; climate risk; changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; changes in U.S. tax laws and tax status related to "passive foreign investment company" designation; the severity, magnitude and duration of the on-going COVID-19 pandemic, including impacts of the pandemic and of businesses' and governments' responses to the pandemic on our operations, personnel and joint venture operations, and on commercial activity and demand across our and our customers', partners' and joint venture businesses, and on global supply chains; potential merger and acquisition activities, including risks related to integration, loss of key personnel and disruptions to operations; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis ("MD&A"). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.



MANAGEMENT'S DISCUSSION AND ANALYSIS

March 8, 2024

Section	Description
1. Introduction	1.1 Preparation of the MD&A
	1.2 Management's Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting
	1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business
	2.2 Strategic Imperatives
3. Select Annual Financial Information and 2024 Business Outlook	3.1 Select Annual Financial Information
	3.2 2023 Performance Compared to 2023 Business Outlook
	3.3 2024 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Corporate
	4.2 Europe
	4.3 North America and Rest of World
	4.4 China
5. Results of Operations	5.1 Operating Segments
	5.2 Summary of Key Financial Metrics – Three months ended December 31, 2023
	5.3 Summary of Key Financial Metrics – Year ended December 31, 2023
	5.4 Operating Expenses and Other Items – Three months and year ended December 31, 2023
	5.5 Summary of Quarterly Results
6. Cash Flow, Liquidity and Capital Resources	6.1 Summary of Cash Flows
	6.2 Cash Provided by (Used by) Operating Activities
	6.3 Cash Provided by (Used by) Investing Activities
	6.4 Cash Provided by (Used by) Financing Activities
	6.5 Liquidity and Capital Resources
7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations
	7.2 Related Party Transactions
	7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview
	9.2 Critical Judgments in Applying Accounting Policies
	9.3 Key Sources of Estimation Uncertainty
	9.4 Recently Adopted Accounting Policy Changes
	9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview
	10.2 Cash Operating Costs
	10.3 EBITDA and Adjusted EBITDA



1. INTRODUCTION

1.1 Preparation of the MD&A

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. ("Ballard", "the Company", "we", "us" or "our") is prepared as of March 8, 2024 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2023. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

1.2 Management's Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 ("Exchange Act"). The CEO and CFO have concluded that as of December 31, 2023, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed under our supervision, and overseen by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in *Internal Control–Integrated Framework (2013)* issued by the Committee



of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2023.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

Changes in internal control over financial reporting

During the year ended December 31, 2023, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.

1.3 Risks and Uncertainties

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities.

A summary of our identified risks and uncertainties are as follows:

- We may not be able to successfully execute our business plan.
- We depend on a limited number of customers for the majority of our revenues and are subject to risks associated with early-stage market activities related to fuel cell bus, truck, rail, marine and stationary applications.
- We are dependent on third party suppliers for the supply of key materials and components for our products and services and may be subject to supply chain disruption.
- We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.
- In China, a significant amount of operations are conducted by a joint venture that we do not control. In addition, we provide most of our technology solutions services to that joint venture.
- We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
- We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, including out of China.
- Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions.



- Public policy and regulatory changes, including regulations relating to perfluoroalkyl and polyfluoroalkyl substances ("PFAS") used in our products, could hurt the market for our products and services.
- Global macro-economic conditions are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers, and our ability to raise capital.
- Adequate investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel is beyond our control.
- Geopolitical conditions are beyond our control and may have an adverse impact on our business, our joint venture, our key suppliers, and/or customers.
- We currently face inflationary pressures.
- We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
- We could be adversely affected by risks associated with capital investments and new business processes.
- Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.
- We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
- We could lose or fail to attract the personnel necessary to operate our business.
- Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.
- We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
- Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
- A mass market for our products may never develop or may take longer to develop than we anticipate.
- We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
- We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.
- Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.
- Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
- Additional issuance of securities by Ballard may dilute existing securityholders, reduce some or all of Ballard's financial measures on a per share basis, reduce the trading price of the Common Shares or other Ballard securities or impede Ballard's ability to raise future



capital.

- Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact Ballard and the value of common shares.
- Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
- Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
- Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.
- We could be liable for environmental damages resulting from our research, development or manufacturing operations.
- Ballard believes that it was a "passive foreign investment company" ("PFIC") for our most recently completed tax year, which may have adverse U.S. federal income tax consequences for U.S. Holders.
- Emerging diseases, like COVID-19, may adversely affect our operations (including our joint venture in China), our suppliers, our customers and/or partners.
- We could be adversely affected by risks associated with mergers and acquisitions.

2. CORE BUSINESS AND STRATEGY

2.1 Core Business

At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane ("PEM") fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard's PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.

We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales, assembly, research and development, certain



engineering services and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales, quality, supply chain, and after-sales service office in Guangzhou, Guangdong Province, China.

We also have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV"), located in Weifang, Shandong Province, China. Weichai Ballard JV's business is to manufacture certain fuel cell products utilizing Ballard's LCS fuel cell stack and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

Furthermore, we have certain non-controlling and non-equity accounted investments: (i) a 3% equity interest in Quantron AG ("Quantron"), a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption; (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. ("Wisdom"), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles; and (iii) a 7.3% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport. We have also invested in two hydrogen infrastructure and growth equity funds: (i) a 10.4% interest in the HyCap Fund I SCSP ("HyCap"), a special limited partnership registered in Luxembourg; and (ii) a 1.5% interest in Clean H2 Infra Fund ("Clean H2"), a special limited partnership registered in France. During the first quarter of 2024, we invested in a decarbonization and climate technology and growth equity fund by acquiring a 2% interest in Templewater Decarbonization I, L.P., a limited partnership registered in Cayman Islands, for an initial investment of $0.5 million on a total commitment of $1.0 million.

2.2   Strategic Imperatives

We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.

We typically select our target market applications based on use cases where the comparative user value proposition for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where fuel cell vehicles typically return to a depot or hydrogen hub for centralized refueling and don't require a distributed hydrogen refueling network. Our current target markets include certain medium- and heavy-duty mobility applications for bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.

We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive



government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current target markets are the geographic regions of Europe, North America, and China.

While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and select geographic regions will significantly expand and strengthen our long-term business prospects by increasing volume scaling in our operations, enabling lower product and production costs for the benefit of all markets, improving our competitive positioning and market share, enabling richly diversified revenue streams and profit pools, and improving our return on investment in our technology and product development programs and our investments in manufacturing.

Our strategy is built on four key themes:

- <u>Double down in the fuel cell stack & module</u>: invest in leading PEM fuel cell technology and products to provide leading value to our customers and end users on a total cost of ownership basis;

- <u>Accelerate market development</u>: deepen and create new partnerships to accelerate hydrogen and fuel cell market adoption and grow volumes for product sales;

- <u>Win in key regions</u>: prioritize investments in North America and Europe, and monitor China before materially deepening our investment in China; and

- <u>Here for Life</u>: deliver a compelling environmental, social and governance ("ESG") proposition for our stakeholders.

In 2020 and 2021, we materially strengthened our financial position through equity financings, thereby providing additional flexibility to fund our growth strategy. Following these financings, given strong indicators of long-term market adoption of hydrogen and zero-emission mobility, given growing customer interest in our fuel cell products, given a growing opportunity set, and given an increasingly competitive environment, we strategically decided to significantly increase and accelerate our investments ahead of the adoption curve. As a result, over the past three years, we increased and accelerated our investments in technology and product innovation, product cost reduction, production capacity expansion and localization, strategic pricing for select customer demonstration programs, and customer experience. Our increased investments include: next generation products and technology, including our proprietary membrane electrode assemblies ("MEAs"), bipolar plates, stacks, and modules; advanced manufacturing processes, technologies, equipment, and production capacity expansion activities primarily in Canada, Europe and the United States; and technology and product cost reduction.

Given challenging and dynamic macroeconomic and geopolitical conditions, given continued delays in hydrogen and fuel cell market adoption, and given changes in investor sentiment towards pre-profitability clean energy companies with long-duration investment horizons, we sharpened our focus in 2023 to protect our balance sheet. While we continue to invest against our long-term strategy, we rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities, including Ballard Motive



Solutions in the U.K. We also suspended our proposed $130 million investment for the localization of a new MEA production facility in China.

3. SELECT ANNUAL FINANCIAL INFORMATION AND 2024 BUSINESS OUTLOOK

3.1 Select Annual Financial Information

Results of Operations	Year ended,		
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)	**2023**	2022	2021
Revenues	$ **102,368**	$ 81,860	$ 104,367
Gross margin	$ **(21,831)**	$ (13,308)	$ 14,066
Gross margin %	**(21%)**	(16%)	13%
Total Operating Expenses	$ **141,073**	$ 132,020	$ 100,731
Cash Operating Costs [1]	$ **119,327**	$ 111,992	$ 82,630
Adjusted EBITDA [1]	$ **(150,088)**	$ (132,635)	$ (80,981)
Net loss from continuing operations	$ **(144,210)**	$ (160,371)	$ (113,282)
Net loss from continuing operations per share	$ **(0.48)**	$ (0.54)	$ (0.38)
Financial Position (expressed in thousands of U.S. dollars)	At December 31,		
	2023	2022	2021
Total assets	$ **1,077,542**	$ 1,247,077	$ 1,440,943
Total non-current liabilities	$ **15,740**	$ 14,998	$ 29,567
Cash, cash equivalents and short-term investments	$ **753,243**	$ 915,741	$ 1,126,899

1   Cash Operating Costs and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

3.2   2023 Performance compared to 2023 Business Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we did not provide specific revenue or net income (loss) guidance for 2023. We did however provide certain quantitative and qualitative outlook expectations for 2023 as we continued our plan to increase investments in the business, including extensive research and product development, expanding our product offerings, and investments in manufacturing capabilities. In particular:

- Total Operating Expenses: 2023 outlook range of $135 million to $155 million – Total Operating Expenses in fiscal 2023 of $149.0 million (including $7.9 million of operating expenses from discontinued operations) were at the higher end of our outlook range of between $135 million and $155 million (compared to $145.8 million in fiscal 2022 including $13.8 million of operating expenses from discontinued operations) as we continued to invest in research and product development by advancing new technology, product cost reduction, product innovation, and development across bus, truck, rail, marine, and stationary power markets, including next-generation MEAs, plates, stacks, and modules.

- Capital Expenditures: 2023 outlook range of $40 million to $60 million – Total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) in fiscal 2023 of $41.4 million were at the lower end of our outlook range of between $40 million and $60 million (compared to $34.5 million in fiscal 2022) as we continued to invest in testing, advanced manufacturing, and production. Capital allocation in 2023 included increasing testing and prototyping capabilities, including new advanced test station equipment and refurbishments of existing testing equipment,



advanced manufacturing equipment in Canada for next-generation bipolar plates, and positioning our manufacturing capabilities in Canada, Denmark, and the United States to support anticipated scale in key markets. We also continued to look at opportunities to expand our presence in growing markets.

3.3 2024 Business Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2024. In 2024, we plan to continue investments in next generation products, advanced manufacturing, and production capacity expansion. We also expect revenue in 2024 will be back-half weighted, with roughly 30% in the first half and 70% in the second half, similar to 2023. Our 2024 outlook includes:

- Total Operating Expenses: 2024 outlook range of $145 million to $165 million – We expect total Operating Expenses (excluding discontinued operations) for fiscal 2024 to be between $145 million and $165 million (compared to $141.1 million in fiscal 2023) as we continue to invest in research and product development across our markets, including rationalization of our product portfolio, accelerating product cost reduction initiatives, and increased investment to accelerate development of our next-generation core products including MEAs, plates, stacks, and modules.

- Capital Expenditures: 2024 outlook range of $50 million to $70 million – We expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2024 to be between $50 million and $70 million (compared to $41.4 million in fiscal 2023) as we continue to expand our production manufacturing capacity in support of our 'local for local' strategy, including planned investments in testing, advanced manufacturing and production.

Our expectations for 2024 are in part supported by our 12-month Order Book of approximately $66.6 million which is derived from our Order Backlog of approximately $130.5 million as of December 31, 2023 (during the fourth quarter of 2024, we removed approximately $22 million from the Order Backlog for a specific customer experiencing liquidity issues and resulting program delays). Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments and our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.

Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first two months of 2024; sales orders received for units and services expected to be delivered in the remainder of 2024; purchase and cost commitments currently in existence for fiscal 2024; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2024; an estimate of purchase and cost commitments to be generated in each of our locations for the balance of 2024; and assumes an average U.S. dollar exchange rate in the mid $0.70's in relation to the Canadian dollar for 2024.

The primary risk factors to our business expectations for 2024 are customer, production, or program delays or cancellations in delivering against existing power products and technology



solutions orders and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers' access to capital and the success of their program plans which could adversely impact our business including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of technology service customers including Weichai Ballard JV, which are reliant on their internal commercialization plans and budget requirements; disruptions as a result of delays in achieving technology solutions program milestones; disruptions as a result of our reliance on a limited number of customers and certain of those customer's internal stack development and commercialization plans; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company's revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and



other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.

4. RECENT DEVELOPMENTS (Including Contractual Updates)

4.1 Corporate

Update on global manufacturing strategy

On September 30, 2022, we announced our strategy 'local for local' where we summarized our plan to deepen our global manufacturing footprint in Europe, the United States, and China to support expected global market demand growth through 2030. As part of this strategy, we entered into an investment agreement with the Government of Anting in Shanghai's Jiading District to establish our new China headquarters, MEA manufacturing facility, and an R&D center, at a site strategically located at the Jiading Hydrogen Port, located in one of China's leading automotive industry clusters, with the plan to invest approximately $130 million over the next three years.

However, as a result of the increasingly constructive hydrogen policy landscape and increased market activity in the U.S. and Europe; and given the continued hydrogen and fuel cell policy uncertainties and market delays in China, as well as geopolitical risks, we decided to suspend our MEA localization plan in China while we continue with a comparative analysis on manufacturing capacity expansion options and possible sequencing prioritization in the U.S. and/or European markets. We expect to conclude this review in 2024.

4.2 Europe

15 MW order for stationary power products in Europe

On March 5, 2024, we announced an order for 15 megawatts (MW) of fuel cell systems from a UK-based company specializing in renewable off-grid power generation. We expect to deliver 150 FCmove®-HD+ 100 kW systems beginning in late 2024 and continuing through 2025.

The current order of 15 MW of fuel cell systems follows prior cumulative orders for roughly 5 MW of fuel cell systems from this customer. The purchase order is the first order under a new multi-year supply agreement. The agreement also provides the customer an option to purchase up to an additional 296 systems by March 2026, which, if fully exercised, would bring the total number of systems ordered to 446.

Orders from Solaris for over 62 hydrogen fuel cell engines to power buses in Europe

On November 6, 2023, we announced multiple purchase orders totaling 62 hydrogen fuel cell engines from long-standing customer Solaris Bus & Coach sp. z o.o. ("Solaris"), a leading European bus manufacturer deploying hydrogen-powered city buses across the continent. Ballard expects delivery of the majority of the fuel cell engines to occur in 2024.

The hydrogen fuel cell engines will power buses in Germany and Poland. The number of engines ordered by Solaris in 2024 approximate 350, representing substantial growth over the more than 140 fuel cell city buses that Solaris has deployed with customers in Europe to date.



Orders from Solaris for over 170 hydrogen fuel cell engines to power buses in Europe

On October 10, 2023, we announced multiple purchase orders totaling 177 hydrogen fuel cell engines from long-standing customer Solaris. Ballard commenced deliveries of these orders in late 2023 and expect the remainder to ship in 2024 and 2025.

The orders include the supply of fuel cell engines to support the largest announced deployment of a fleet of fuel cell city buses in Europe, with 127 Solaris fuel cell buses to be deployed in Bologna, Italy. Ballard also received orders for a further 50 modules to power Solaris fuel cell buses in Germany and Italy.

4.3   North America and Rest of World

Long-Term Supply Agreement with NFI Group and purchase order for 100 fuel cell engines for bus deployments in North America

On January 3, 2024, we announced the signing of a new Long-Term Supply Agreement ("LTSA") with NFI Group Inc. ("NFI"), a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe. The agreement marks a new phase in the established partnership between Ballard and NFI, focused on deployment-level volumes of fuel cell powered buses across all of NFI's major brands including New Flyer, Alexander Dennis, and MCI.

As part of the LTSA, NFI has placed its first purchase order under the agreement for a minimum of 100 FCmove®-HD+ modules for planned delivery in 2024. The modules will primarily be produced in Ballard's Bend, Oregon facility with Buy America compliance, and will power New Flyer's next generation Xcelsior CHARGE FC™ hydrogen fuel cell buses for deployment across the US and Canada, including California, Manitoba, Nevada, New York, Ohio, and Pennsylvania.

Canadian Pacific Kansas City places follow-on order for 2.4 MW of Ballard fuel cell engines for active service locomotives

On November 6, 2023, we announced an order for 2.4 MW of additional fuel cell engines from Canadian Pacific Kansas City ("CPKC"). These twelve, 200 kW fuel cell engines were delivered in 2023 as expected and will support the development of CPKC's additional hydrogen-powered locomotives planned for regular switching and local freight service applications in Alberta.

The additional locomotives will be partially funded through the Emissions Reduction Alberta ("ERA") program that helps the province deliver on its environmental and economic goals and will in turn support the decarbonization of rail transport by funding hydrogen production and refueling infrastructure along with hydrogen-powered locomotives.

Over the past two years, Ballard has supplied CPKC with 38 fuel cell engines for use in its hydrogen locomotives, with combined fuel cell power of 7.6 MW. The additional locomotives are expected to enter service in late 2024.

4.4   China

Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.

On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard's strategic collaboration with Weichai included:



- *Equity Investment* – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.4% interest in Ballard.

  Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard's outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai's anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard's outstanding Common Shares, it has the right to nominate two directors to Ballard's board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard's board of directors.

- *China Joint Venture and Technology Transfer Agreement* – Weichai and Ballard have established a joint venture company in Shandong Province to support China's Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai Ballard JV was established in the fourth quarter of 2018. During fiscal 2018 through fiscal 2022, Weichai made its committed capital contributions totaling RMB 561.0 million and Ballard made its committed capital contributions totaling RMB 539.0 million (equivalent to $79.4 million). Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.

  The Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard's LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($2.3 million in the fourth quarter of 2023; $0.9 million in the fourth quarter of 2022; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During the fourth quarter of 2018, we received an initial 10% or $9.0 million prepayment from Weichai Ballard JV for this program with additional amounts paid to us as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.

- *Fuel Cell Sales* – On December 16, 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($1.5 million in the fourth quarter of 2023; $0.2 million in the fourth quarter of 2022; $2.1 million in fiscal 2023; $1.0 million in fiscal 2022) is recorded primarily as product revenue in our Heavy-Duty Mobility Truck market. As of December 31, 2023, an additional $5.1 million of



revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.

The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market. The Weichai Ballard JV is expected to have annual production capacity of 40,000 fuel cell stacks and 20,000 engines.

5. RESULTS OF OPERATIONS

5.1 Operating Segments

We report our results in the single operating segment of Fuel Cell Products and Services. For 2023, we have made certain changes in the presentation of revenues by application comprising our Fuel Cell Products and Services operating segment. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business for both 2023 and 2022 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.2 Summary of Key Financial Metrics – Three Months Ended December 31, 2023

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2023	2022	$ Change	% Change
Heavy-Duty Mobility	$ 29,004	$ 9,079	$ 19,925	219%
Bus	*11,978*	*2,718*	*9,260*	*341%*
Truck	*5,991*	*2,544*	*3,447*	*135%*
Rail	*7,039*	*2,676*	*4,363*	*163%*
Marine	*3,996*	*1,141*	*2,855*	*250%*
Stationary	12,805	6,234	6,571	105%
Emerging and Other	4,942	4,870	72	1%
Revenues	$ 46,751	$ 20,183	$ 26,568	132%
China	$ 5,496	$ 2,009	$ 3,487	174%
Europe	24,907	9,080	15,827	174%
North America	15,106	8,168	6,938	85%
Rest of World	1,242	926	316	34%
Revenues	46,751	20,183	26,568	132%
Cost of goods sold	56,918	26,276	30,642	117%
Gross Margin	$ (10,167)	$ (6,093)	$ (4,074)	67%
Gross Margin %	(22%)	(30%)	n/a	8 pts



Fuel Cell Products and Services Revenues of $46.8 million for the fourth quarter of 2023 increased 132%, or $26.6 million, compared to the fourth quarter of 2022. The 132% increase was driven by higher Heavy-Duty Mobility and Stationary market revenues as Emerging and Other and Stationary market revenues were effectively flat. Revenue increased in each region with the largest increases in Europe and North America followed by China and Rest of World.

Heavy-Duty Mobility revenues of $29.0 million in the fourth quarter of 2023 increased $20.0 million, or 219%, due to higher sales of fuel cell products in each of our sub-markets of bus, rail, truck and marine. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $29.0 million in the fourth quarter of 2023 includes service revenues of $2.3 million earned on the Weichai Ballard JV technology transfer program; $2.3 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $24.4 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCwave™, FCmove™-HD+, FCmove™-HD FCmove™-XD, and FCveloCity®-HD7 fuel cell modules and related components for their respective bus, truck, rail and marine programs.

Heavy-Duty Mobility revenues of $9.0 million in the fourth quarter of 2022 includes service revenues of $0.9 million earned on the Weichai Ballard JV technology transfer program; $0.3 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $7.8 million to a variety of customers in North America, Europe, and Other areas, primarily for shipments of FCveloCity®-HD7 and FCveloCity®-HDv8 fuel cell modules and related components for their respective bus and train programs.

Stationary revenues of $12.8 million increased $6.6 million, or 105%, due to higher sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.

Emerging and Other market revenues of $4.9 million increased $0.1 million, or 1%, due primarily to higher sales of fuel cell modules primarily for mining applications, partially offset by lower fuel cell stack shipments and lower service revenues. Emerging and Other market revenues include technology solutions program revenues on the completed Audi program of nil in the fourth quarter of 2023, compared to $1.0 million in the fourth quarter of 2022.

Fuel Cell Products and Services gross margins were ($10.2) million, or (22%) of revenues, for the fourth quarter of 2023, compared to ($6.1) million, or (30%) of revenues, for the fourth quarter of 2022. The negative gross margin in the fourth quarter of 2023 was driven primarily by significantly higher inventory impairment and onerous contract provisions, and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, higher fixed overhead costs due primarily to the expansion of manufacturing capacity, and increases in supply costs.

Gross margin in the fourth quarter of 2023 was negatively impacted by net increases in



inventory impairment and onerous contract provision adjustments of ($10.7) million, and positively impacted by net warranty adjustments of $0.3 million. Negative inventory and related impairment adjustments of ($10.7) million in the fourth quarter of 2023 were primarily due to (i) customer specific heavy-duty mobility inventory no longer expected to be utilized due to a certain customer's liquidity issues and resulting program delays; (ii) excess and slow moving small stationary inventory located primarily in Europe due to product rationalization and potential divestiture activities; and (iii) excess and slow moving legacy and customer service inventory no longer expected to be utilized. Gross margin in the fourth quarter of 2022 was negatively impacted by net inventory and onerous contract provision adjustments of ($4.1) million due primarily to excess and impaired service inventory; and positively impacted by net warranty adjustments of $0.5 million.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
	2023	2022	$ Change	% Change
Research and Product Development	$ **24,459**	$ 21,506	$ 2,953	14%
General and Administrative	**5,042**	4,982	60	1%
Sales and Marketing	**3,716**	3,295	421	13%
Operating Expenses	$ **33,217**	$ 29,783	$ 3,434	12%
Research and Product Development (cash operating cost)	$ **21,337**	$ 20,586	$ 751	4%
General and Administrative (cash operating cost)	**4,233**	5,361	(1,128)	(21%)
Sales and Marketing (cash operating cost)	**3,380**	3,091	289	9%
Cash Operating Costs	$ **28,950**	$ 29,038	$ (88)	(0%)

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for the fourth quarter of 2023 were $33.2 million, an increase of $3.4 million, or 12%, compared to the fourth quarter of 2022. The increase was driven by higher research and product development expenses of $3.0 million and higher sales and marketing expenses of $0.4 million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2023 were $29.0 million, a decrease of ($0.1) million, or (0%), compared to the fourth quarter of 2022. The minor decrease was driven by lower general and administrative cash operating costs of ($1.1) million, partially offset by higher research and product development cash operating costs of $0.8 million, and higher sales and marketing cash operating costs of $0.3 million.

The minor decrease in cash operating costs in the fourth quarter of 2023 was driven primarily by lower general and administrative costs due to lower contractor services, recruiting, and insurance costs. These cost reductions were partially offset by increased expenditure on technology and product development activities, including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities



related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2023	2022	$ Change	% Change
Adjusted EBITDA	$ **(44,083)**	$ (40,148)	$ (3,935)	(10%)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2023 was ($44.1) million, compared to ($40.1) million for the fourth quarter of 2022. The increase in Adjusted EBITDA loss of ($3.9) million was driven primarily by the increase in gross margin loss of ($4.1) million, higher impairment loss on trade receivables of ($1.4) million, and higher restructuring expenses of ($0.2) million, partially offset by the decrease in Cash Operating Costs of $0.1 million, and lower equity in loss of investment in joint venture and associates of $2.4 million attributed to the operations of Weichai Ballard JV.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2023	2022	$ Change	% Change
Net loss from Continuing Operations	$ **(48,889)**	$ (27,572)	$ (21,317)	(77%)

Net loss from continuing operations for the fourth quarter of 2023 was ($48.9) million, or ($0.16) per share, compared to a net loss from continuing operations of ($27.6) million, or ($0.09) per share, in the fourth quarter of 2022. The ($21.3) million increase in net loss in the fourth quarter of 2023 was driven primarily by the increase in Adjusted EBITDA loss of ($3.9) million and by lower finance and other income of ($13.9) million.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2023	2022	$ Change	% Change
Revenues	$ **323**	$ 281	$ 42	15%
Cost of goods sold	**108**	107	1	1%
Gross margin	**215**	174	41	24%
Operating expenses	**(2,699)**	(6,938)	4,239	61%
Finance and other (income) loss	**125**	(3)	128	4267%
Impairment charges on intangible assets	**-**	(13,017)	13,017	100%
Recovery on settlement of contingent consideration	**-**	9,891	(9,891)	(100%)
Income tax recovery (expense)	**-**	3,038	(3,038)	(100%)
Net loss from discontinued operations	$ **(2,359)**	$ (6,855)	$ 4,496	66%



Net loss from discontinued operations for the fourth quarter of 2023 was ($2.4) million, or ($0.01) per share, compared to ($6.9) million, or ($0.02) per share, in the fourth quarter of 2022.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for both 2023 and 2022 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.3   Summary of Key Financial Metrics – Year Ended December 31, 2023
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
	2023		2022	$ Change	% Change
Heavy-Duty Mobility	$ **66,657**	$ **43,679**	$ **22,978**	**53%**
Bus	*29,265*	*24,917*	*4,348*	*17%*
Truck	*10,961*	*11,472*	*(511)*	*(4%)*
Rail	*19,100*	*5,106*	*13,994*	*274%*
Marine	*7,331*	*2,184*	*5,147*	*236%*
Stationary	**21,707**	**18,872**	**2,835**	**15%**
Emerging and Other	**14,004**	**19,309**	**(5,305)**	**(27%)**
Revenues	$ **102,368**	$ **81,860**	$ **20,508**	**25%**
China	$ **11,980**	$ 9,127	$ 2,853	31%
Europe	**48,958**	38,444	10,514	27%
North America	**37,736**	28,572	9,164	32%
Rest of World	**3,694**	5,717	(2,023)	(35%)
Revenues	**102,368**	**81,860**	**20,508**	**25%**
Cost of goods sold	**124,199**	**95,168**	**29,031**	**31%**
Gross Margin	$ **(21,831)**	$ **(13,308)**	$ **(8,523)**	**(64%)**
Gross Margin %	**(21%)**	**(16%)**	**n/a**	**(5 pts)**

Fuel Cell Products and Services Revenues of $102.4 million for 2023 increased 25%, or $20.5 million, compared to 2022. The 25% increase was driven by higher Heavy-Duty Mobility and Stationary market revenues, partially offset by lower Emerging and Other market revenues. Revenue increases in Europe, North America and China, were partially offset by lower revenues in Rest of World.

Heavy-Duty Mobility revenues of $66.7 million in 2023 increased $23.0 million, or 53%, due primarily to higher sales of rail, marine, and bus fuel cell products. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $66.7 million in 2023 includes service revenue of $4.9 million earned on the Weichai Ballard JV technology transfer program; $3.2 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $1.7 million of product and service revenues from Synergy Ballard JVCo; and $56.9 million from a variety of customers in Europe, North



America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, FCwave™, and FCveloCity®-HD7, and FCmove™-MD fuel cell modules and related components for their respective bus, truck, rail and marine programs.

Heavy-Duty Mobility revenues of $43.7 million in 2022 includes service revenues of $6.0 million earned on the Weichai Ballard JV technology transfer program; $2.1 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $35.6 million to a variety of customers in North America, Europe, and Other areas, primarily for shipments of FCveloCity®-HD7 and FCveloCity®-HDv8 fuel cell modules and related components for their respective bus and train programs.

Stationary revenues of $21.7 million increased $2.8 million, or 15%, due to higher sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.

Emerging and Other market revenues of $14.0 million decreased ($5.3) million, or (27%), due primarily to lower service revenues and lower fuel cell stack shipments, partially offset by higher sales of fuel cell modules for mining applications. Emerging and Other market revenues include technology solutions program revenues on the complete Audi program of $0.3 million in 2023, compared to $5.6 million earned in 2022.

Fuel Cell Products and Services gross margins were ($21.8) million, or (21%) of revenues, for 2023, compared to ($13.3) million, or (16%) of revenues, for 2022. The negative gross margin in 2023 was driven primarily by significantly higher inventory impairment and onerous contract provisions, and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, higher fixed overhead costs due primarily to the expansion of manufacturing capacity, and increases in supply costs.

Gross margin in 2023 was negatively impacted by net increases in inventory impairment and onerous contract provision adjustments of ($15.0) million, and negatively impacted by net warranty adjustments of ($0.3 million). Negative inventory and related impairment adjustments of ($15.0) million in 2023 were primarily due to (i) customer specific heavy-duty mobility inventory no longer expected to be utilized due to a certain customer's liquidity issues and resulting program delays; (ii) excess and slow moving small stationary inventory located primarily in Europe due to product rationalization and potential divestiture activities; (iii) excess stationary and heavy-duty mobility product inventory; and (iv) excess and slow moving legacy and customer service inventory no longer expected to be utilized. Gross margin in 2022 was negatively impacted by net inventory and onerous contract provision adjustments of ($7.5) million due primarily to excess and impaired heavy-duty mobility product and service inventory; and negatively impacted by net warranty adjustments of ($0.4) million related primarily to increased service costs.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
	2023		2022	$ Change	% Change
Research and Product Development	$ **98,306**	$	89,715	$ 8,591	10%
General and Administrative	**23,874**		26,355	(2,481)	(9%)
Sales and Marketing	**15,110**		12,538	2,572	21%
Operating Expenses	$ **137,290**	$	128,608	$ 8,682	7%
Research and Product Development (cash operating cost)	$ **86,248**	$	79,806	$ 6,442	8%
General and Administrative (cash operating cost)	**19,513**		20,842	(1,329)	(6%)
Sales and Marketing (cash operating cost)	**13,566**		11,344	2,222	20%
Cash Operating Costs	$ **119,327**	$	111,992	$ 7,335	7%

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for 2023 was $137.3 million, an increase of $8.7 million, or 7%, compared to 2022. The increase was driven by higher research and product development expenses of $8.6 million and higher sales and marketing expenses of $2.6 million, partially offset by lower general and administrative expenses of ($2.5) million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for 2023 were $119.3 million, an increase of $7.3 million, or 7%, compared to 2022. The increase was driven by higher research and product development cash operating costs of $6.4 million and by higher sales and marketing cash operating costs of $2.2 million, partially offset by lower general and administrative cash operating costs of ($1.3) million.

The increase in operating expenses and cash operating costs in 2023 was driven primarily by increased expenditure on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS. In addition, sales and marketing costs increased due to increased commercial expenditures and staffing primarily in Europe and North America.

Operating expenses also include the impact of inflationary wage pressures. These operating expense increases were partially offset by relatively lower labour costs in Canada in 2023 on our Canadian operating cost base as the Canadian dollar, relative to the U.S. dollar, was approximately (4%) lower in 2023, compared to 2022.



Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2023	2022	$ Change	% Change
Adjusted EBITDA	$ **(150,088)**	$ (132,635)	$ (17,453)	(13%)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for 2023 was ($151.1) million, compared to ($132.6) million for 2022. The ($17.5) million increase in Adjusted EBITDA loss was driven primarily by the decrease in gross margin of ($8.5), the increase in Cash Operating Costs of ($7.3) million, higher impairment loss on trade receivables of ($1.4) million, and higher restructuring expenses of ($1.0) million, partially offset and lower equity in loss of investment in joint venture and associates of $1.5 million attributed to the operations of Weichai Ballard JV.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2023	2022	$ Change	% Change
Net loss from Continuing Operations	$ **(144,210)**	$ (160,371)	$ 16,161	10%

Net loss from continuing operations for 2023 was ($144.2) million, or ($0.48) per share, compared to a net loss from continuing operations of ($160.4) million, or ($0.54) per share, in 2022. The $16.2 million decrease in net loss in 2023 was driven primarily by higher finance and other income of $33.2 million due to primarily to increased investment income of $23.7 million, improved mark to market and foreign exchange impacts of $4.0 million on our long-term investments including Forsee Power, Wisdom, Quantron, and hydrogen infrastructure and growth equity funds, and by higher foreign exchange gains on net monetary assets of $5.4 million. These net loss improvements were partially offset by the increase in Adjusted EBITDA loss of ($17.5) million.

In addition, operating margins, and costs in 2023 were also impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to 2022. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (4%), or (300) basis points, lower in 2023 as compared to 2022, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $3.9 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.3 million.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
		2023	2022	$ Change	% Change
Revenues	$	**934**	$ 1,926	$ (992)	(52%)
Cost of goods sold		**607**	1,713	(1,106)	(65%)
Gross margin		**327**	213	114	54%
Operating expenses		**(7,913)**	(13,784)	5,871	43%
Finance and other (income) loss		**337**	(4)	341	8525%
Impairment charges on intangible assets		**(2,266)**	(13,017)	10,751	83%
Impairment charges on goodwill		**(23,991)**	-	(23,991)	(100%)
Recovery on settlement of contingent consideration		**-**	9,891	(9,891)	(100%)
Income tax recovery (expense)		**-**	3,578	(3,578)	(100%)
Net loss from discontinued operations	$	**(33,506)**	$ (13,123)	$ (20,383)	(155%)

Net loss from discontinued operations for 2023 was ($33.5) million, or ($0.11) per share, compared to ($13.1) million, or ($0.04) per share, in 2022.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for both 2023 and 2022 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.4 Operating Expenses and Other Items – Three Months and Year ended December 31, 2023

Research and product development expenses

(Expressed in thousands of U.S. dollars)		Three months ended December 31,			
Research and product development		**2023**	2022	$ Change	% Change
Research and product development expense	$	**24,459**	$ 21,506	$ 2,953	14%
Less: Depreciation and amortization expense	$	**(1,832)**	$ 18	$ (1,850)	(1,278%)
Less: Stock-based compensation expense	$	**(1,290)**	$ (938)	$ (352)	(38%)
Research and Product Development (cash operating cost)	$	**21,337**	$ 20,586	$ 751	4%

(Expressed in thousands of U.S. dollars)		Year ended December 31,			
Research and product development		**2023**	2022	$ Change	% Change
Research and product development expense	$	**98,306**	$ **89,715**	$ 8,591	10%
Less: Depreciation and amortization expense	$	**(6,538)**	$ **(4,894)**	$ 1,644	34%
Less: Stock-based compensation expense	$	**(5,520)**	$ **(5,015)**	$ (505)	(10%)
Research and Product Development (cash operating cost)	$	**86,248**	$ **79,806**	$ 6,442	8%

Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.

Research and product development expenses for the three months ended December 31, 2023, were $24.5 million, an increase of $3.0 million, or 14%, compared to the corresponding period of 2022. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see



Supplemental Non-GAAP Measures and Reconciliations) were $21.3 million in the fourth quarter of 2023, an increase of $0.8 million, or 4%, compared to the fourth quarter of 2022.

Research and product development expenses for the year ended December 31, 2023, were $98.3 million, an increase of $8.6 million, or 10%, compared to the corresponding period of 2022. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $86.2 million in 2023, an increase of $6.4 million, or 8%, compared to 2022.

The respective $0.8 million, or 4%, and $6.4 million, or 8%, increases in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year of 2023, as compared to the fourth quarter and fiscal year of 2022, was driven primarily by increased expenditure on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Research and product development expenses also include the impact of inflationary wage pressures. These operating expense increases were partially offset by relatively lower labour costs in Canada in 2023 on our Canadian operating cost base as the Canadian dollar, relative to the U.S. dollar, was approximately (4%) lower in 2023, compared to 2022.

Depreciation and amortization expense included in research and product development expense for the three months and year ended December 31, 2023, was $1.8 million and $6.5 million, respectively, compared to nominal amounts and $4.9 million, respectively, for the corresponding periods of 2022. Depreciation and amortization expense relate primarily to amortization expense on our intangible assets and depreciation expense on our research and product development facilities and equipment.

Stock-based compensation expense included in research and product development expense for the three months and year ended December 31, 2023, was $1.3 million and $5.5 million, respectively, compared to $0.9 million and $5.0 million, respectively, for the corresponding periods of 2022. The increase in 2023 was due primarily to new equity awards granted to a wider employee base and to help retain key personnel.

General and administrative expenses

(Expressed in thousands of U.S. dollars) General and administrative	Three months ended December 31,			
	2023	2022	$ Change	% Change
General and administrative expense	$ 5,042	$ 4,982	$ 60	1%
Less: Depreciation and amortization expense	$ (556)	$ (449)	$ (107)	(24%)
Less: Stock-based compensation expense	$ (949)	$ (229)	$ (720)	(314%)
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$ 696	$ 1,057	$ (361)	(34%)
General and Administrative (cash operating cost)	$ 4,233	$ 5,361	$ (1,128)	(21%)

(Expressed in thousands of U.S. dollars) General and administrative	Year ended December 31,			
	2023	2022	$ Change	% Change
General and administrative expense	$ 23,874	$ 26,355	$ (2,481)	(9%)
Less: Depreciation and amortization expense	$ (1,997)	$ (1,915)	$ (82)	(4%)
Less: Stock-based compensation expense	$ (3,660)	$ (2,736)	$ (924)	(34%)
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$ 1,296	$ (862)	$ 2,158	250%
General and Administrative (cash operating cost)	$ 19,513	$ 20,842	$ (1,329)	(6%)

General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.

General and administrative expenses for the three months ended December 31, 2023, were $5.0 million, an increase of $0.1 million, or 1%, compared to the corresponding period of 2022. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $4.2 million in the fourth quarter of 2023, a decrease of ($1.1) million, or (21%), compared to the fourth quarter of 2022.

General and administrative expenses for the year ended December 31, 2023, were $23.9 million, a decrease of ($2.5) million, or (9%), compared to the corresponding period of 2022. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $19.5 million in 2023, a decrease of ($1.3) million, or (6%), compared to 2022.

The respective ($1.1) million, or (21%), and ($1.3) million, or (6%), decreases in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year of 2023, as compared to the fourth quarter and fiscal year of 2022, was due primarily to lower contractor services, recruiting, and insurance costs. The impact of inflationary wage pressures were offset by relatively lower labour costs in Canada in 2023 on our Canadian operating cost base as the Canadian dollar, relative to the U.S. dollar, was approximately (4%) lower in 2023, compared to 2022.

Depreciation and amortization expense included in general and administrative expense for the three months and year ended December 31, 2023, was $0.6 million and $2.0 million,



respectively, relatively consistent with the corresponding periods of 2022. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.

Stock-based compensation expense included in general and administrative expense for the three months and year ended December 31, 2023, was $0.9 million and $3.7 million, respectively, compared to $0.2 million and $2.7 million, respectively, for the corresponding periods of 2022. The increase in 2023 was due primarily to new equity awards granted to a wider employee base and to help retain key personnel.

The impact of unrealized gains (losses) on foreign exchange contracts included in general and administrative expense for the three months and year ended December 31, 2023, was $0.7 million and $1.3 million, respectively, compared to $1.1 million and ($0.9) million, respectively, for the corresponding periods of 2022. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)			Three months ended December 31,					
Sales and marketing		**2023**		2022		$ Change		% Change
Sales and marketing expense	$	**3,716**	$	3,295	$	421		13%
Less: Depreciation and amortization expense	$	**-**	$	(4)	$	4		100%
Less: Stock-based compensation expense	$	**(336)**	$	(200)	$	(136)		(68%)
Sales and Marketing (cash operating cost)	$	**3,380**	$	3,091	$	289		9%

(Expressed in thousands of U.S. dollars)			Year ended December 31,					
Sales and marketing		**2023**		2022		$ Change		% Change
Sales and marketing expense	$	**15,110**	$	12,538	$	2,572		21%
Less: Depreciation and amortization expense	$	**(4)**	$	(6)	$	2		33%
Less: Stock-based compensation expense	$	**(1,540)**	$	(1,188)	$	(352)		(30%)
Sales and Marketing (cash operating cost)	$	**13,566**	$	11,344	$	2,222		20%

Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.

Sales and marketing expenses for the three months ended December 31, 2023, were $3.7 million, an increase of $0.4 million, or 13%, compared to the corresponding period of 2022. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $3.4 million in the fourth quarter of 2023, an increase of $0.3 million, or 9%, compared to the fourth quarter of 2022.

Sales and marketing expenses for the year ended December 31, 2023, were $15.1 million, an increase of $2.6 million, or 21%, compared to the corresponding period of 2022. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $13.6 million in 2023, an increase of $2.2 million, or 20%, compared to 2022.



The respective $0.3 million, or 9%, and $2.2 million, or 20%, increases in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year of 2023, as compared to the fourth quarter and fiscal year 2022, was due primarily to increased commercial expenditures and staffing primarily in Europe and North America.

Stock-based compensation expense included in sales and marketing expense for the three months and year ended December 31, 2023, was $0.3 million and $1.5 million, respectively, compared to $0.2 million and $1.2 million, respectively, for the corresponding periods of 2022. The increase in 2023 was due primarily to new equity awards granted to a wider employee base and to help retain key personnel.

Other operating expenses for the three months and year ended December 31, 2023, was $1.8 million and $3.8 million, respectively, compared to $0.3 million and $3.4 million, respectively, for the corresponding periods of 2022. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,			
	2023	2022	$ Change	% Change
Impairment loss on trade receivables	$ **1,436**	$ 73	$ 1,363	1,867%
Restructuring and related costs (recovery)	**322**	137	185	135%
Acquisition related costs	**(3)**	106	(109)	(103%)
Other expenses (recovery)	$ **1,755**	$ 316	$ 1,439	455%

(Expressed in thousands of U.S. dollars)	Year ended December 31,			
	2023	2022	$ Change	% Change
Impairment loss on trade receivables	$ **1,498**	$ 73	$ 1,425	1,952%
Restructuring and related costs (recovery)	**1,512**	482	1,030	214%
Acquisition related costs	**773**	2,857	(2,084)	73%
Other expenses (recovery)	$ **3,783**	$ 3,412	$ 371	11%

Impairment loss (recovery) on trade receivables for the three months and year ended December 31, 2023 were $1.4 million and $1.5 million, respectively, compared to nominal amounts in 2022. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Restructuring and related costs (recovery) for the three months and year ended December 31, 2023 were $0.3 million and $1.5 million, respectively, compared to $0.1 million and $0.5 million for each of the corresponding periods of 2022, and consist of certain cost cutting measures and related personnel change costs.

Acquisition related costs for the three months and year ended December 31, 2023 were nominal and $0.8 million, respectively, compared to $0.1 million and $2.9 million, respectively, for the corresponding periods of 2022, and consist primarily of legal, advisory, and transaction related costs incurred due to corporate development activities.

Finance income (loss) and other for the three months and year ended December 31, 2023 was $1.9 million and $31.1 million, respectively, compared to $15.7 million and ($2.1)



million for the corresponding periods of 2022. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,		
	2023	2022	$ Change	% Change
Employee future benefit plan expense	**$ (15)**	$ (22)	$ 7	32%
Investment and other income (loss)	**10,906**	9,791	1,115	11%
Mark to Market gain (loss) on financial assets	**(10,329)**	2,900	(13,229)	(456%)
Foreign exchange gain (loss)	**1,309**	3,059	(1,750)	(57%)
Government levies	**-**	-	-	-%
Finance income (loss) and other	**$ 1,871**	$ 15,728	$ (13,857)	(88%)

(Expressed in thousands of U.S. dollars)		Year ended December 31,		
	2023	2022	$ Change	% Change
Employee future benefit plan expense	**$ (109)**	$ (189)	$ 80	42%
Investment and other income (loss)	**43,340**	19,606	23,734	121%
Mark to Market gain (loss) on financial assets	**(12,897)**	(16,877)	3,980	24%
Foreign exchange gain (loss)	**821**	(4,552)	5,373	118%
Government levies	**(100)**	(100)	-	-%
Finance income (loss) and other	**$ 31,055**	$ (2,112)	$ 33,167	1,570%

Employee future benefit plan expense for the three months and year ended December 31, 2023 and 2022 were nominal and consist primarily of interest cost on plan obligations over the expected return on plan assets on a curtailed defined benefit pension plan for certain former United States employees.

Investment and other income for the three months and year ended December 31, 2023 was $10.9 million and $43.3 million, respectively, compared to $9.8 million and $19.6 million, respectively, for the corresponding periods of 2022. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the overall increase in market interest rates during 2023 and the relative change in our overall average monthly cash balances.

Mark to market gain (loss) on financial assets for the three months and year ended December 31, 2023, was ($10.3) million and ($12.9) million, respectively, compared to $2.9 million and ($16.9) million, respectively, for the corresponding periods of 2022. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, and hydrogen infrastructure and growth equity funds. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.

Foreign exchange gains (losses) for the three months and year ended December 31, 2023 were $1.3 million and $0.8 million, respectively, compared to $3.1 million and ($4.6) million, respectively, for the corresponding periods of 2022. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S'



assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).

Government levies for the year ended December 31, 2023 was ($0.1) million, consistent with the corresponding period of 2022. Government levies relate primarily to withholding taxes deducted from proceeds earned on certain commercial contracts.

Finance expense for the three months and year ended December 31, 2023 was ($0.3) million and ($1.1) million, respectively, compared to ($0.3) million and ($1.3) million, respectively, for the corresponding periods of 2022. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.

Equity in income (loss) of investment in joint venture and associates for the three months and year ended December 31, 2023, was ($4.3) million and ($10.1) million, respectively, compared to ($6.8) million and ($11.6) million, respectively, for the corresponding periods of 2022. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.

The loss of investment in joint venture and associates in the operations of Weichai Ballard JV includes research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continues to establish operations. Weichai Ballard JV manufactures Ballard's next-generation LCS bi-polar plates, fuel cell stacks and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

Impairment charges on property, plant and equipment for the three months and year ended December 31, 2023 was ($1.0) million in each of the periods and consists primarily of a write-down of assets in China as we have decided to suspend investment in our previously announced MEA localization facility in China while we continue with a comparative analysis on manufacturing capacity expansion options and possible sequencing prioritization in the U.S. and/or European markets.



5.5 Summary of Quarterly Results

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)		Quarter ended,						
		Dec 31, 2023		Sep 30, 2023		Jun 30, 2023		Mar 31, 2023
Revenues	$	46,751	$	27,060	$	15,314	$	13,243
Net loss from continuing operations	$	(48,889)	$	(34,720)	$	(28,213)	$	(32,388)
Net loss from continuing operations per share, basic and diluted	$	(0.16)	$	(0.12)	$	(0.09)	$	(0.11)
Weighted average common shares outstanding		298,826		298,705		298,679		298,429
		Dec 31, 2022		Sep 30, 2022		Jun 30, 2022		Mar 31, 2022
Revenues	$	20,183	$	21,155	$	20,666	$	19,856
Net loss from continuing operations	$	(27,572)	$	(41,295)	$	(51,795)	$	(39,709)
Net loss from continuing operations per share, basic and diluted	$	(0.09)	$	(0.14)	$	(0.17)	$	(0.13)
Weighted average common shares outstanding		298,324		298,181		298,155		297,825

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

- **Revenues**: Variations in fuel cell product and service revenues reflect the demand and timing of our customers' fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.

- **Operating expenses**: Operating expenses include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated operating expenses.

- **Net loss from continuing operations:** Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the fourth quarter of 2023, third quarter of 2023, second quarter of 2023, first quarter of 2023, the fourth quarter of 2022, the third quarter of 2022, the second quarter of 2022, and the first quarter of 2022, was also impacted by mark to market gains (losses) on financial assets of ($10.3) million, ($2.5) million, $0.3 million, ($0.5) million, $2.9 million, $1.7 million, ($12.9) million, and ($8.6) million, respectively, related primarily to our investments in Forsee Power, Wisdom, Quantron, and hydrogen infrastructure and growth equity funds.

6. CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

6.1 Summary of Cash Flows

Cash and cash equivalents were $751.1 million as of December 31, 2023, compared to $913.7 million as of December 31, 2022. The ($162.6) million decrease in cash and cash equivalents in 2023 was driven primarily by net cash operating losses (excluding non-cash items) of ($87.5) million, net working capital outflows of ($17.1) million, purchases of property, plant



and equipment and intangible assets of ($41.4) million, subsequent milestone cash acquisition investment payments for Ballard Motive Solutions of ($2.0) million, long-term net financial investments of ($10.9) million consisting of new investments in Quantron and hydrogen infrastructure and growth equity funds, and by finance lease repayments of ($4.0) million.

6.2 Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,		
	2023	2022	$ Change
Cash Operating Loss	$ **(17,485)**	$ (22,956)	$ 5,472
Change in Working Capital:			
Trade and other receivables	**(16,271)**	654	(16,925)
Inventory	**14,986**	(744)	15,730
Prepaid expenses and other current assets	**3,522**	(142)	3,664
Trade and other payables	**(954)**	4,982	(5,936)
Deferred revenue	**(4,030)**	(2,677)	(1,353)
Warranty provision	**1,893**	(300)	2,193
	(854)	1,773	(2,627)
Cash Used by Operating Activities	$ **(18,339)**	$ (21,183)	$ 2,844

For the three months ended December 31, 2023, cash used by operating activities was ($18.3) million, compared to ($21.2) million for the three months ended December 31, 2022. The $2.8 million decrease in cash used by operating activities in the fourth quarter of 2023, as compared to the fourth quarter of 2022, was driven by the relative decrease in cash operating losses of $5.5 million, partially offset by the increase in working capital requirements of ($2.6) million.

The relative $5.5 million decrease in cash operating losses in the fourth quarter of 2023 was driven primarily by the increase in Adjusted EBITDA loss of ($3.9) million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa including: lower loss from discontinued operations (excluding the impact of impairment related charges) of $3.5 million, higher impairment loss on trade receivables of $1.4 million, higher inventory impairment and onerous contracts provisions adjustment of $6.6 million, higher restructuring expenses of $0.2 million, lower finance and other income (excluding mark to market fair value changes on investments) of ($0.6) million, lower equity investment losses in joint venture and associates of ($2.4) million.

The total change in working capital of ($0.9) million in the fourth quarter of 2023 was driven by lower inventory of $15.0 million due primarily to higher product shipments in the period, lower prepaid expenses of $3.5 million primarily due to the timing of annual insurance renewals, and by higher warranty provisions of $1.9 million. These fourth quarter of 2023 inflows were partially offset by higher accounts and contract receivables of ($16.3) million primarily due to the timing of revenues and the related customer collections, and lower deferred revenue of ($4.0) million as pre-payments on certain product and service contracts were recognized.

The total change in working capital of $1.8 million in the fourth quarter of 2022 was driven by higher accounts payable and accrued liabilities of $5.0 million primarily due to the timing



of supplier payments, by lower accounts and contract receivables of $0.7 million primarily due to the timing of revenues and the related customer collections. These fourth quarter of 2022 inflows were partially offset by lower deferred revenue of ($2.7) million as pre-payments on certain product and service contracts were recognized, and higher inventory of ($0.7) million.

(Expressed in thousands of U.S. dollars)	Year ended December 31,		
	2023	2022	$ Change
Cash Operating Loss	**$ (87,484)**	$ (114,230)	$ 26,747
Change in Working Capital:			
Trade and other receivables	**(12,913)**	(2,945)	(9,968)
Inventory	**(898)**	(11,145)	10,247
Prepaid expenses and other current assets	**76**	(1,668)	1,744
Trade and other payables	**(3,580)**	(718)	(2,862)
Deferred revenue	**(3,442)**	(4,079)	637
Warranty provision	**3,671**	2,614	1,057
	(17,086)	(17,941)	855
Cash Used by Operating Activities	**$ (104,570)**	$ (132,171)	$ 27,602

For the year ended December 31, 2023, cash used by operating activities was ($104.6) million compared to ($132.2) million for 2022. The $27.6 million decrease in cash used by operating activities in 2023, as compared to 2022, was driven by the relative decrease in cash operating losses of $26.7 million, and by the relative decrease in working capital requirements of $0.9 million.

The relative $26.7 million decrease in cash operating losses in 2023 was driven primarily by the increase in Adjusted EBITDA loss of ($17.5) million which was more than offset by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa including: lower loss from discontinued operations (excluding the impact of impairment related charges) of $3.3 million higher finance and other income (excluding mark to market fair value changes on investments) of $29.1 million, lower equity investment losses in joint venture and associates of ($1.5) million, higher impairment of trade receivables of $1.5 million, higher inventory impairment and onerous contracts provisions adjustment of $7.5 million, higher restructuring expenses of $1.0 million, and lower acquisition related costs of $2.1 million.

The total change in working capital of ($17.1) million in 2023 was driven by higher accounts and contract receivables of ($12.9) million primarily due to the timing of revenues and the related customer collections, lower accounts payable and accrued liabilities of ($3.6) million primarily as a result of the timing of supplier payments and annual compensation awards, lower deferred revenue of ($3.4) million as pre-payments on certain product and service contracts were recognized, and higher inventory of ($0.9) million. These 2023 outflows were partially offset by higher warranty provisions of $3.7 million.

The total change in working capital of ($17.9) million in 2022 was driven by higher inventory of ($11.1) million primarily to support expected product shipments in 2023 and to help mitigate ongoing supply chain disruptions, by lower deferred revenue of ($4.1) million as pre-payments on certain product and service contracts were recognized, by higher accounts and



contract receivables of ($2.9) million primarily as a result of the timing of revenues and the related customer collections, and by higher prepaid expenses of ($1.7) million primarily due to the timing of annual insurance renewals. These 2022 outflows were partially offset by higher warranty provisions of $2.6 million.

6.3 Cash Provided by (Used by) Investing Activities

Investing activities resulted in net cash outflows of ($10.8) million and ($54.3) million, respectively, for the three months and year ended December 31, 2023, compared to net cash outflows of ($20.1) million and ($75.6) million, respectively, for the corresponding periods of 2022.

Investing activities in the fourth quarter of 2023 of ($10.8) million consist of capital expenditures of ($7.4) million incurred primarily for production and test equipment and certain intangible assets, and additional long-term investments in the HyCap and Clean H2 hydrogen infrastructure and growth equity funds of ($3.5) million.

Investing activities in the fourth quarter of 2022 of ($20.1) million consist of additional long-term investments in Quantron of ($5.2) million and in certain hydrogen infrastructure and growth equity funds of ($0.1) million, and by capital expenditures of ($14.8) million incurred primarily for production and test equipment and certain intangible assets.

Investing activities in 2023 of ($54.3) million consist of capital expenditures of ($41.4) million incurred primarily for production and test equipment and certain intangible assets, additional long-term investments in Quantron of ($3.3) million, additional investment in the HyCap and Clean H2 hydrogen infrastructure and growth equity funds of ($8.6) million, and subsequent milestone attainment cash acquisition investment in Ballard Motive Solutions of ($2.0) million. These 2023 cash outflows were partially offset by a recovery of contributions in our long-term investment in Wisdom of $1.0 million.

Investing activities in 2022 of ($75.6) million consist of additional long-term investments in Quantron, Wisdom, and in certain hydrogen infrastructure and growth equity funds of ($17.9) million, subsequent Milestone cash acquisition investment payments for Ballard Motive Solutions of ($14.9) million, investments in associated companies of ($9.3) million for the twelfth, thirteenth and fourteenth and final contracted equity contributions in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($34.5) million incurred primarily for production and test equipment and certain intangible assets, partially offset by proceeds received on the sale of short-term investments of $1.0 million.

6.4 Cash Provided by (Used by) Financing Activities

Financing activities resulted in net cash outflows of ($1.1) million and ($3.7) million, respectively, for the three months and year ended December 31, 2023, compared to net cash outflows of ($0.8) million and ($2.4) million, respectively, for the corresponding periods of 2022.

Financing activities in the fourth quarter of 2023 of ($1.1) million consist of finance lease payments of ($1.2) million, partially offset by proceeds from the exercise of share purchase options of $0.1 million. Financing activities in the fourth quarter of 2022 of ($0.8) million consist of finance lease payments of ($1.0) million, partially offset by proceeds from the exercise of share purchase options of $0.1 million.



Financing activities in 2023 of ($3.7) million consist of finance lease payments of ($4.0) million, partially offset by proceeds from the exercise of share purchase options of $0.3 million. Financing activities in 2022 of ($2.4) million consist of finance lease payments of ($3.3) million, partially offset by proceeds from the exercise of share purchase options of $0.9 million.

6.5 Liquidity and Capital Resources

As of December 31, 2023, we had total liquidity of $753.2 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $753.2 million, as we have no bank debt.

We have a Letter of Guarantee Facility (the "LG Facility") enabling our bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letter of credit or similar credits on our behalf to from time to time up to a maximum of $2.0 million. As of December 31, 2023, issued letters of credit of euro 1.0 million were outstanding under the LG Facility. We also have a $25 million Foreign Exchange Facility (the "FX Facility") enabling us to enter into foreign exchange currency contracts (at face value amounts in excess of the FX Facility) secured by a guarantee from Export Development Canada. As of December 31, 2023, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $31.5 million under the FX Facility.

Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, maintaining discipline over Cash Operating Costs, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.

Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress



and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on May 9, 2023. The Base Shelf Prospectus, which is effective for 25-months ending in June 2025, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.

No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.

7.   OTHER FINANCIAL MATTERS

7.1   Off-Balance Sheet Arrangements and Contractual Obligations

Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of December 31, 2023, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $31.5 million at an average rate of 1.3457 Canadian per U.S. dollar, resulting in an unrealized gain of Canadian $0.5 million as of December 31, 2023. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.

As of December 31, 2023, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.

As of December 31, 2023, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

| *(Expressed in thousands of U.S. dollars)* **Contractual Obligations** | **Total** | Payments due by period, | | | |
		Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$ **22,261**	$ 5,667	$ 7,551	$ 4,206	$ 4,837
Asset retirement obligations	**2,407**	-	2,407	-	-
Long-term investment (HyCap)	**17,818**	17,818	-	-	-
Long-term investment (Clean H2)	**27,955**	6,630	21,325	-	-
Total contractual obligations	$ **70,441**	$ 30,115	$ 31,283	$ 4,206	$ 4,837

Long-term investments include an investment committing us to be a limited partner in HyCap,



a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to investing £25.0 million (including £11.0 million invested as of December 31, 2023) into HyCap.

Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to investing €30.0 million (including €4.7 million invested as of December 31, 2023) into Clean H2.

Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to investing $1.0 million (including nil invested as of December 31, 2023) in Templewater.

In addition, we have outstanding commitments of $22.0 million as of December 31, 2023, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the years ended December 31, 2023 and 2022.

As of December 31, 2023, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.

We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of December 31, 2023, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

7.2 Related Party Transactions

Related parties now only include our 49% owned equity accounted investee, Weichai Ballard JV, as we disposed of our 10% owned equity accounted investee, Synergy Ballard JVCo, in 2023. Transactions between us and our subsidiaries are eliminated on consolidation. For the three months and year ended December 31, 2023, and 2022, related party transactions and balances with Weichai Ballard JV are as follows:



(Expressed in thousands of U.S. dollars)	Three Months Ended December 31,	
Transactions with related parties	**2023**	2022
Revenues	$ **4,655**	$ 1,178
Cost of goods sold and operating expense	$ **583**	$ 1,253

(Expressed in thousands of U.S. dollars)	Year Ended December 31,	
Transactions with related parties	**2023**	2022
Revenues	$ **8,099**	$ 8,115
Cost of goods sold and operating expense	$ **1,996**	$ 3,225

(Expressed in thousands of U.S. dollars)	As at Dec 31,	As at Dec 31,
Balances with related parties	**2023**	2022
Accounts receivable	$ **13,697**	$ 13,320
Investments	$ **13,901**	$ 24,026
Deferred revenue	$ **(1,904)**	$ (2,095)

We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company's share-based compensation plans. Key management personnel compensation is summarized in note 29 to our annual consolidated financial statements for the year ended December 31, 2023.

7.3 Outstanding Share and Equity Information

As of March 8, 2024	
Common share outstanding	299,036,564
Options outstanding	4,263,427
DSUs outstanding	737,369
RSUs / PSUs outstanding (subject to vesting and performance criteria)	3,134,099

8.   USE OF PROCEEDS

8.1   Reconciliation of Use of Proceeds from Previous Financings

During 2021 and 2020, we completed the following offerings of our common shares ("Common Shares"):

- On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the "2021 Offering").

- On November 27, 2020, we closed a bought deal offering of 20.9 million Common Shares at a price of $19.25 per Common Share for gross proceeds of $402.5 million and net proceeds of $385.8 million (the "2020 Offering").

- On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the "$250 million ATM Program"). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.



- On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the "$75 million ATM Program" and together with the $250 million ATM Program, the "2020 ATM Programs"). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.

The net proceeds from the 2021 Offering and the 2020 Offering of $527.3 million and $385.8 million, respectively, were intended to be used to further strengthen the Company's financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering and the 2020 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.

The following tables sets out a comparison of the Company's disclosed expected use of net proceeds from the 2020 Offering, the 2021 Offering, and the 2020 ATM Programs to the actual use of such net proceeds to December 31, 2023. As of December 31, 2023, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts. The net proceeds of $385.8 million from the 2020 Offering have now been fully expended.

2020 Offering Net Proceeds $385.8M (fully expended)			
Intended Use of Net Proceeds: Further strengthen the Company's balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.			
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)	**Variance – (Over)/Under Expenditures**	**Explanation of Variance**	
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	**$182,227**	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	**$83,174**	N/A	N/A
Ballard Motive Solutions acquisition (initial and subsequent cash costs) and acquisition related expenses	**$26,768**	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Weichai Ballard JVCo, and acquisition related expenses	**$93,631**	N/A	N/A
Total expended to December 31, 2023	**$385,800**		

2021 Offering Net Proceeds $527.3M	
Intended Use of Net Proceeds: Further strengthen the Company's balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.	



Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$9,477	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$7,380	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Weichai Ballard JVCo, and acquisition related expenses	$3,467	N/A	N/A
Total expended to December 31, 2023	$20,324		

2020 ATM Programs Net Proceeds $308.8M			
Intended Use of Net Proceeds: General Corporate Purposes			
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Gross Margin loss expenditures (net of inventory impairment charges)	$19,733	N/A	N/A
General and Administration (cash Operating cost) expenditures	$50,667	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$28,370	N/A	N/A
Restructuring related expenditures	$8,399	N/A	N/A
Working capital requirements	$30,414	N/A	N/A
Lease liability principal repayments	$8,068	N/A	N/A
Total expended to December 31, 2023	$145,651		

9. ACCOUNTING MATTERS

9.1 Overview

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

9.2 Critical Judgments in Applying Accounting Policies

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).

Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2023. Effective January 1, 2023, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.3 Key Sources of Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported



amount of assets, liabilities, income, and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, revenues are recognized when customers obtain control of the product, which is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Revenue recognition for standard product sales contracts does not usually involve significant estimates.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer's specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected



revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e., contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

- The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

- The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management's estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management's assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.

During the three months and year ended December 31, 2023, and 2022, there were no significant adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization declines due to a decrease in the trading price of our common stock, which could negatively impact the fair value of our business.



An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

As of December 31, 2023, our consolidated goodwill balance of $40.3 million relates solely to our Fuel Cell Products and Services segment. We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. Our fair value less costs to sell test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2023 based on the average closing share price in the month of December, add a reasonable estimated control premium to determine the Company's enterprise value on a controlling basis after adjusting for excess cash balances, deducting the fair value of long-term financial investments, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products and Services segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2023, indicating that no goodwill impairment charge is required for 2023.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three months and year ended December 31, 2023, impairment charges of ($1.0) million were recognized on our non-financial assets (other than inventories) related to impaired property, plant and equipment in China as we have decided to suspend our previously announced MEA localization plan in China.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2023, we recorded provisions to accrued warranty liabilities of $2.5 million and $6.0 million, respectively, for new product



sales, compared to $0.9 million and $4.6 million, respectively, for the three months and year ended December 31, 2022.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2023, were adjusted downwards (upwards) by $0.3 million and ($0.4) million, respectively, compared to adjustments of $0.5 million and ($0.4) million, respectively, for the three months and year ended December 31, 2022.

INVENTORY AND ONEROUS CONTRACT PROVISIONS

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, we recognize any impairment loss on the assets (including through an inventory provision) associated with that contract.

During the three months and year ended December 31, 2023, negative inventory impairment and onerous contract provision adjustments of ($10.7) million and ($15.0) million, respectively, were recorded as a charge to cost of product and service revenues, compared to negative inventory impairment and onerous contract provision adjustments of ($4.1) million and ($7.5) million, respectively, in the three months and year ended December 31, 2022.

FAIR VALUE MEASUREMENT (INCLUDING INVESTMENTS)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk. A number of the Company's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as "active" if



transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date.

The best evidence of the fair value of a financial instrument (including investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable data, or the transaction is closed out. During the three months and year ended December 31, 2023, we recognized mark to market gain (loss) on financial assets of ($10.3) million and ($12.9) million, respectively, compared to $2.9 million and ($16.9) million, respectively, for the three months and year ended December 31, 2022. Mark to market gain (loss) in 2023 and 2022 consist primarily of changes in the fair value of our long-term financial investments including Forsee Power, Wisdom, Quantron, and in our HyCap and Clean H2 hydrogen infrastructure and growth equity funds.

9.4 Recently Adopted Accounting Policy Changes

Effective January 1, 2023, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.5 Future Accounting Policy Changes

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to *IAS 1 Presentation of Financial Statements* (the "2020 Amendments"), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued *Non-current Liabilities with Covenants (Amendments to IAS 1)* (the "2022 Amendments"), to improve the information a company provides about long-term debt with covenants.

For the purposes of non-current classification, the 2020 Amendments and the 2022 Amendments (collectively "the Amendments") removed the requirement for a right to defer



settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.

The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability's classification at that date. The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

- settlement of a liability includes transferring a company's own equity instruments to the counterparty, and

- when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The Amendments are effective for annual periods beginning on or after January 1, 2024. The adoption of the amendments to *IAS 1* are not expected to have a material impact on the Company's financial statements.

10. SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS

10.1 Overview

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company's ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

10.2 Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three months and year ended December 31, 2023, and 2022:



(Expressed in thousands of U.S. dollars)		Three months ended December 31,					
Cash Operating Costs		**2023**		2022		$ Change	
Total Operating Expenses	$	**34,972**	$	30,099	$	4,873	
Stock-based compensation expense		**(2,575)**		(1,367)		(1,208)	
Impairment recovery (losses) on trade receivables		**(1,436)**		(73)		(1,363)	
Acquisition related costs		**3**		(106)		109	
Restructuring and related (costs) recovery		**(322)**		(137)		(185)	
Impact of unrealized gains (losses) on foreign exchange contracts		**696**		1,057		(361)	
Depreciation and amortization		**(2,388)**		(435)		(1,953)	
Cash Operating Costs	$	**28,950**	$	29,038	$	(88)	

(Expressed in thousands of U.S. dollars)		Year ended December 31,					
Cash Operating Costs		**2023**		2022		$ Change	
Total Operating Expenses	$	**141,073**	$	132,022	$	9,053	
Stock-based compensation expense		**(10,720)**		(8,939)		(1,781)	
Impairment recovery (losses) on trade receivables		**(1,498)**		(73)		(1,425)	
Acquisition related costs		**(773)**		(2,857)		2,084	
Restructuring and related (costs) recovery		**(1,512)**		(482)		(1,030)	
Impact of unrealized gains (losses) on foreign exchange contracts		**1,296**		(862)		2,158	
Depreciation and amortization		**(8,539)**		(6,815)		(1,724)	
Cash Operating Costs	$	**119,327**	$	111,992	$	7,335	

The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months and year ended December 31, 2023, and 2022 is included in Section 5.4 Operating Expenses and Other Items.

A breakdown of total stock-based compensation expense for the three months and year ended December 31, 2023, and 2022 are as follows:

(Expressed in thousands of U.S. dollars)		Three months ended December 31,					
Stock-based compensation expense		**2023**		2022		$ Change	
Total stock-based compensation expense recorded as follows:							
Cost of goods sold	$	**-**	$	-	$	-	
Research and product development expense		**1,290**		938		352	
General and administrative expense		**949**		229		720	
Sales and marketing expense (recovery)		**336**		200		136	
Stock-based compensation expense	$	**2,575**	$	1,367	$	1,208	



(Expressed in thousands of U.S. dollars) **Stock-based compensation expense**		Year ended December 31,				
		2023		2022		$ Change
Total stock-based compensation expense recorded as follows:						
Cost of goods sold	$	**-**	$	-	$	-
Research and product development expense		**5,520**		5,015		505
General and administrative expense		**3,660**		2,736		924
Sales and marketing expense (recovery)		**1,540**		1,188		352
Stock-based compensation expense	$	**10,720**	$	8,939	$	1,781

A breakdown of total depreciation and amortization expense for the three months and year ended December 31, 2023, and 2022 are as follows:

(Expressed in thousands of U.S. dollars) **Depreciation and amortization expense**		Three months ended December 31,				
		2023		2022		$ Change
Total depreciation and amortization expense recorded as follows:						
Cost of goods sold	$	**1,136**	$	1,966	$	(830)
Research and product development expense		**1,832**		(18)		1,850
General and administrative expense		**556**		449		107
Sales and marketing expense		**-**		4		(4)
Depreciation and amortization expense	$	**3,524**	$	2,401	$	1,123

(Expressed in thousands of U.S. dollars) **Depreciation and amortization expense**		Year ended December 31,				
		2023		2022		$ Change
Total depreciation and amortization expense recorded as follows:						
Cost of goods sold	$	**4,211**	$	4,837	$	(626)
Research and product development expense		**6,538**		4,894		1,644
General and administrative expense		**1,997**		1,915		82
Sales and marketing expense		**4**		6		(2)
Depreciation and amortization expense	$	**12,750**	$	11,652	$	(1,098)

10.3 EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2023, and 2022:



(Expressed in thousands of U.S. dollars) EBITDA and Adjusted EBITDA	Three months ended December 31,		
	2023	2022	$ Change
Net loss from continuing operations	$ (48,889)	$ (27,572)	$ (21,317)
Depreciation and amortization	3,524	2,401	1,123
Finance expense	270	294	(24)
Income taxes (recovery)	40	34	6
EBITDA	$ (45,055)	$ (24,843)	$ (20,212)
Stock-based compensation expense	2,575	1,367	1,208
Acquisition related costs	(3)	106	(109)
Finance and other (income) loss	(1,871)	(15,728)	13,857
Impairment charge on property, plant and equipment	967	7	960
Impact of unrealized (gains) losses on foreign exchange contracts	(696)	(1,057)	361
Adjusted EBITDA	$ (44,083)	$ (40,148)	$ (3,935)

(Expressed in thousands of U.S. dollars) EBITDA and Adjusted EBITDA	Year ended December 31,		
	2023	2022	$ Change
Net loss from continuing operations	$ (144,210)	$ (160,371)	$ 16,161
Depreciation and amortization	12,750	11,652	1,098
Finance expense	1,105	1,265	(160)
Income taxes (recovery)	158	42	116
EBITDA	$ (130,197)	$ (147,412)	$ 17,215
Stock-based compensation expense	10,720	8,939	1,781
Acquisition related costs	773	2,857	(2,084)
Finance and other (income) loss	(31,055)	2,112	(33,167)
Impairment charge on property, plant and equipment	967	7	960
Impact of unrealized (gains) losses on foreign exchange contracts	(1,296)	862	(2,158)
Adjusted EBITDA	$ (150,088)	$ (132,635)	$ (17,453)

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2023 and 2022

MANAGEMENT'S REPORT

Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2023. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2023. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

"RANDALL MACEWEN"   "PAUL DOBSON"

RANDALL MACEWEN   PAUL DOBSON
President and   Vice President and
Chief Executive Officer   Chief Financial Officer
March 8, 2024   March 8, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2024 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is the matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Estimated costs to complete engineering and technology transfer services for long-term fixed-price contracts

As discussed in Notes 4(j) and 5(a) to the consolidated financial statements, the Corporation recognizes engineering and technology transfer service revenues from long-term fixed-price contracts over time by multiplying the expected consideration from the contract by the ratio of the cost incurred to date to estimated costs to complete the contract. Engineering and technology transfer service revenues from long-term fixed-price contracts are inherently uncertain in that total revenue from these contracts is fixed while the amount recognized to a period end requires estimates of costs to complete these contracts which estimates are subject to significant variability. As discussed in Note 23 to the consolidated financial statements, engineering and technology transfer service revenues from long-term fixed-price contracts totaled $23,599 thousand for the year ended December 31, 2023. We identified the evaluation of the estimate of costs to complete engineering and technology transfer services for long-term fixed-price contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions used to estimate costs to complete the contracts, including the estimated labour hours and cost of materials to complete the contracts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the Corporation's determination of estimated costs to complete long-term fixed-price contracts, including the determination of significant assumptions. For a selection of long-term fixed-price contracts we compared the Corporation's historical estimated costs to complete contracts to actual labour hours and cost of materials incurred to assess the Corporation's ability to accurately forecast. We evaluated the estimated costs to completion for a selection of customer contracts, by (1) inspecting contractual documents with customers to understand the timing of services; (2) interviewing operational personnel of the Corporation to evaluate progress to date, the estimate of costs to complete contracts, and factors impacting the estimated labour hours and cost of material to complete the contracts; (3) evaluating contract progress by inspecting correspondence between the Corporation and the customer; (4) evaluating the cost to complete the contracts for consistency with the status of delivery and the underlying contractual terms; (5) comparing the Corporation's current estimate of costs to complete the contracts to those estimated in prior periods and investigating changes during the period; and (6) comparing labour hours and cost of materials incurred subsequent to the Corporation's year-end date to assess the consistency with the estimated costs for the period.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Corporation's auditor since 1999.

Vancouver, Canada
March 8, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc.'s and subsidiaries' (the Corporation) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 8, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 8, 2024

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2023	December 31, 2022
Assets			
Current assets:			
Cash and cash equivalents		$ 751,130	$ 913,730
Short-term investments		2,113	2,011
Trade and other receivables	8	58,565	48,696
Inventories	9	45,870	58,050
Prepaid expenses and other current assets		7,063	6,020
Total current assets		864,741	1,028,507
Non-current assets:			
Property, plant and equipment	10	116,325	82,361
Intangible assets	11	1,406	5,214
Goodwill	12	40,277	64,268
Equity-accounted investments	13	13,901	24,026
Long-term financial investments	14	40,345	42,331
Other long-term assets		547	370
Total assets		$ 1,077,542	$ 1,247,077
Liabilities and Equity			
Current liabilities:			
Trade and other payables	16	$ 39,696	$ 40,333
Deferred revenue	17	4,588	8,030
Provisions and other current liabilities	18	21,797	20,910
Current lease liabilities	19	4,505	3,895
Total current liabilities		70,586	73,168
Non-current liabilities:			
Non-current lease liabilities	19	13,393	11,836
Deferred gain on finance lease liability	19	485	902
Other non-current liabilities and employee future benefits	20	1,862	2,260
Total liabilities		86,326	88,166
Equity:			
Share capital	21	2,425,641	2,420,396
Contributed surplus	21	306,042	300,764
Accumulated deficit		(1,737,505)	(1,560,759)
Foreign currency reserve		(2,962)	(1,490)
Total equity		991,216	1,158,911
Total liabilities and equity		$ 1,077,542	$ 1,247,077

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

"Doug Hayhurst"   "Jim Roche"
Director   Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Loss and Comprehensive Income (Loss)
For the years ended December 31

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2023	2022 Restated *
Revenues:			
Product and service revenues	23 & 31	$ 102,368	$ 81,860
Cost of product and service revenues		124,199	95,168
Gross margin		(21,831)	(13,308)
Operating expenses:			
Research and product development		98,306	89,715
General and administrative		23,874	26,355
Sales and marketing		15,110	12,538
Other expense	25	3,783	3,412
Total operating expenses		141,073	132,020
Results from operating activities		(162,904)	(145,328)
Finance income (loss) and other	26	31,055	(2,112)
Finance expense	26	(1,105)	(1,265)
Net finance income (loss)		29,950	(3,377)
Equity in loss of investment in joint venture and associates	13 & 29	(10,131)	(11,617)
Impairment charges on property, plant and equipment	10 & 27	(967)	(7)
Loss before income taxes		(144,052)	(160,329)
Income tax expense	28	(158)	(42)
Net loss from continued operations		(144,210)	(160,371)
Net loss from discontinued operations	7	(33,506)	(13,123)
Net loss		$ (177,716)	$ (173,494)
Other comprehensive income (loss):			
Items that will not be reclassified to profit or loss:			
Actuarial gain on defined benefit plans	20	970	1,514
		970	1,514
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences		(1,472)	(3,211)
		(1,472)	(3,211)
Other comprehensive loss, net of tax		(502)	(1,697)
Total comprehensive loss		$ (178,218)	$ (175,191)
Basic and diluted loss per share			
Continued operations		$ (0.48)	$ (0.54)
Discontinued operations		$ (0.11)	$ (0.04)
Loss per share		$ (0.59)	$ (0.58)
Weighted average number of common shares outstanding		298,661,041	298,093,270

* Comparative information has been restated due to a discontinued operation (note 7).

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars except number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Total equity
Balance, December 31, 2021	297,700,295	$ 2,416,256	$ 297,819	$ (1,388,779)	$ 1,721	$ 1,327,017
Net loss	—	—	—	(173,494)	—	(173,494)
Deferred share consideration related to acquisition (notes 7 & 21)	112,451	1,762	(1,782)	—	—	(20)
DSUs redeemed (note 21)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 21)	217,832	785	(3,251)	—	—	(2,466)
Options exercised (note 21)	304,635	1,349	(433)	—	—	916
Share-based compensation (note 21)	—	—	9,408	—	—	9,408
Other comprehensive income (loss):						
Defined benefit plan actuarial gain (note 20)	—	—	—	1,514	—	1,514
Foreign currency translation for foreign operations	—	—	—	—	(3,211)	(3,211)
Balance, December 31, 2022	298,394,203	$ 2,420,396	$ 300,764	$ (1,560,759)	$ (1,490)	$ 1,158,911
Net loss	**—**	**—**	**—**	**(177,716)**	**—**	**(177,716)**
Deferred share consideration related to acquisition (notes 7 & 21)	**224,902**	**3,053**	**(3,068)**	**—**	**—**	**(15)**
DSUs redeemed (note 21)	**31,736**	**194**	**(365)**	**—**	**—**	**(171)**
RSUs redeemed (note 21)	**132,745**	**1,494**	**(2,079)**	**—**	**—**	**(585)**
Options exercised (note 21)	**152,120**	**504**	**(169)**	**—**	**—**	**335**
Share-based compensation (note 21)	**—**	**—**	**10,959**	**—**	**—**	**10,959**
Other comprehensive income (loss):						
Defined benefit plan actuarial gain (note 20)	**—**	**—**	**—**	**970**	**—**	**970**
Foreign currency translation for foreign operations	**—**	**—**	**—**	**—**	**(1,472)**	**(1,472)**
Balance, December 31, 2023	**298,935,706**	**$ 2,425,641**	**$ 306,042**	**$ (1,737,505)**	**$ (2,962)**	**$ 991,216**

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
For the years ended December 31

(Expressed in thousands of U.S. dollars)

	Note	2023	2022
Cash provided by (used in):			
Operating activities:			
Net loss for the year		$ (177,716)	$ (173,494)
Adjustments for:			
Depreciation and amortization		13,527	13,773
Deferred gain amortization		(417)	(416)
Impairment loss on trade receivables	25	1,537	73
Inventory impairment and onerous contracts provision adjustments	9 & 18	14,978	7,513
Unrealized (gain) loss on forward contracts		(1,296)	862
Equity in loss of investment in joint venture and associates	13 & 29	10,131	11,617
Net decrease in fair value of investments	14 & 32	12,897	16,877
De-recognition of lease	10	120	—
Impairment charges on property, plant and equipment	10 & 27	967	7
Impairment charges on intangible assets	7 & 11	2,266	13,017
Impairment charges on Goodwill	7 & 12	23,991	—
Recovery on settlement of contingent consideration	7 & 18	—	(9,891)
Accretion (dilution) on decommissioning liabilities	20	532	(73)
Employee future benefits	20	48	82
Employee future benefits plan contributions	20	(8)	(7)
Share-based compensation	21	10,959	9,408
Deferred income tax recovery	7	—	(3,578)
		(87,484)	(114,230)
Changes in non-cash working capital:			
Trade and other receivables		(12,913)	(2,945)
Inventories		(898)	(11,145)
Prepaid expenses and other current assets		76	(1,668)
Trade and other payables		(3,580)	(718)
Deferred revenue		(3,442)	(4,079)
Warranty provision		3,671	2,614
		(17,086)	(17,941)
Cash used in operating activities		(104,570)	(132,171)
Investing activities:			
Net decrease in short-term investments	32	—	1,010
Contributions to long-term investments	14	(11,911)	(17,913)
Recovery of contributions to long-term investments	14	1,000	—
Additions to property, plant and equipment	10	(41,214)	(33,932)
Investment in intangible assets	11	(154)	(550)
Investment in joint venture and associates	13	—	(9,272)
Consideration paid related to acquisition	7 & 18	(2,000)	(14,900)
Cash used in investing activities		(54,279)	(75,557)
Financing activities:			
Principal payments of lease liabilities	19	(4,013)	(3,322)
Net proceeds on issuance of share capital from share option exercises	21	335	916
Cash used in financing activities		(3,678)	(2,406)
Effect of exchange rate fluctuations on cash and cash equivalents held		(73)	(31)
Decrease in cash and cash equivalents		(162,600)	(210,165)
Cash and cash equivalents, beginning of year		913,730	1,123,895
Cash and cash equivalents, end of year		$ 751,130	$ 913,730

Supplemental disclosure of cash flow information (note 30). See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1. **Reporting entity:**

The principal business of Ballard Power Systems Inc. (the "Corporation") is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2023 and 2022 comprise the Corporation and its subsidiaries (note 4(a)).

2. **Basis of preparation:**

(a) Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards ("IFRS") accounting standards as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on March 8, 2024.

Details of the Corporation's material accounting policies are included in note 4.

(b) Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

*   Financial assets classified as measured at fair value through profit or loss (FVTPL); and
*   Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c) Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation's functional currency.

(d) Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS accounting standards requires the Corporation's management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory and onerous contract provision, and fair value measurement (including investments). These estimates and judgments are discussed further in note 5.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2. Basis of preparation (cont'd):

(e) Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation's ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to achieve its liquidity objective. The Corporation's ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation's strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over cash operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation's financial condition and or results of operations.

3. Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements.

A number of new standards and interpretations became effective from January 1, 2023 however, they did not have a material impact on the Corporation's consolidated financial statements.

4. Material accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership	
	2023	2022
Ballard Motive Solutions	100 %	100 %
Guangzhou Ballard Power Systems Co., Ltd.	100 %	100 %
Ballard Power Systems Europe A/S	100 %	100 %
Ballard Hong Kong Ltd.	100 %	100 %
Ballard US Inc.	100 %	100 %
Ballard Services Inc.	100 %	100 %
Ballard Fuel Cell Systems Inc.	100 %	100 %
Ballard Power Corporation	100 %	100 %

Subsidiary Entities

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(a) Basis of consolidation (cont'd):

Subsidiary Entities (cont'd)

During the year ended December 31, 2023, the Corporation completed a further restructuring of operations at Ballard Motive Solutions ("BMS") and effectively closed the operation. As such, the historic operating results of the BMS business for both 2023 and 2022 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

Equity Investment Entities

The Corporation also has a non-controlling, 49% interest (2022 - 49%), in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV"). This associated company is accounted for using the equity method of accounting.

On completion of an Equity Transfer Agreement in October 2023, the Corporation disposed of its 10% investment in Guangdong Synergy Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") valued at $nil as of December 31, 2023.

(b) Foreign currency:

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income (loss).

(c) Financial instruments:

(i) Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(c) Financial instruments (cont'd):

(i) Financial assets (cont'd)

Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, contract assets and long-term financial investments are classified at amortized cost.

The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.

(ii) Financial liabilities

Financial liabilities comprise the Corporation's trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

(d) Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e) Property, plant and equipment:

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(e) Property, plant and equipment (cont'd):

(ii) Depreciation (cont'd)

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years

Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 15 years
Right-of-use asset - Office equipment	4 to 7 years
Right-of-use asset - Vehicles	1 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f) Leases:

IFRS 16 Leases introduced a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

i.   As a Lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation's incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(f) Leases (cont'd):

i.   *As a Lessee (cont'd)*

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation's estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Corporation presents right-of-use assets in 'Property, plant and equipment' and lease liabilities in 'Lease liability' in the statement of financial position.

The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

(g) Goodwill and intangible assets:

(i) Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
	Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks, customer contracts and relationships, non-compete agreements, and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(ii) Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Acquired patents, know-how and in-process research & development	5 to 20 years
ERP management reporting software system	5 to 10 years
Acquired customer contracts and relationships	7 to 10 years
Acquired non-compete agreements	1 to 3 years
Domain names	15 years
Acquired trademarks and service marks	15 years
Internally generated fuel cell intangible assets	3 to 5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(h) Impairment:

(i) Financial assets

An 'expected credit loss' ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

- 12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
- lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.

(ii) Non-financial assets

The carrying amounts of the Corporation's non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually or whenever events or circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.

The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(h) Impairment (cont'd):

(ii) Non-financial assets (cont'd)

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

(j) Revenue recognition:

The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(j) Revenue recognition (cont'd):

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer's specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k) Finance income and expense:

Finance income comprises interest income on funds invested, gains (losses) on the disposal of available-for-sale financial assets, foreign exchange gains (losses), and changes in the fair value of financial assets at fair value through profit or loss, pension administration expense, and employee future benefit plan expense. Interest income is recognized as it accrues in income, using the effective interest method.

Finance expense comprises interest expense on leases and the unwinding of the discount on provisions.

(l) Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(m) Employee benefits:

Defined benefit plans

A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation's obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income (loss). Remeasurements recognized in other comprehensive income (loss) are not recycled through profit or loss in subsequent periods.

Other long-term employee benefits

The Corporation's net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation's obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4. Material accounting policies (cont'd):

(n) Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units, and deferred share units granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus. For awards with market conditions, the fair value is determined at grant date using a complex financial simulation model and there is no subsequent true-up to actual.

The Corporation issues shares, share options, restricted share units, and deferred share units under its share-based compensation plans as described in note 21. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital.

(o) Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units ("DSUs"), restricted share units ("RSUs"), and "in the money" options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.

(p) Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation's other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5. Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management's assessment of the Corporation's ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5. **Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):**

Key sources of estimation uncertainty (cont'd):

(a) Revenue recognition:

On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(i) The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

(ii) The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation's attainment on achieving certain defined contractual milestones. Management's estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management's assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.

(b) Asset impairment:

Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation's common stock, which could negatively impact the fair value of the Corporation's cash generating units.

(c) Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5. **Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):**

Key sources of estimation uncertainty (cont'd):

(d) Inventory and onerous contracts provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract.

(e) Fair value measurement (including investments):

A number of the Corporation's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Corporation measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as "active" if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Corporation uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm's length transaction at the reporting date.

The best evidence of the fair value of a financial instrument (including investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Corporation determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6. Recent accounting pronouncements and future accounting policy changes:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.

Classification of Liabilities as Current or Non-current *(Amendments to IAS 1)*

On January 23, 2020, the IASB issued amendments to *IAS 1 Presentation of Financial Statements* (the "2020 amendments"), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued *Non-current Liabilities with Covenants (Amendments to IAS 1)* (the "2022 amendments"), to improve the information a company provides about long-term debt with covenants.

For the purposes of non-current classification, the 2020 amendments and the 2022 amendments (collectively "the amendments") removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.

The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability's classification at that date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

- settlement of a liability includes transferring a company's own equity instruments to the counterparty, and
- when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. A company that applies the 2020 amendments early is required to also apply the 2022 amendments. The adoption of the *Amendments to IAS 1* is not expected to have a material impact on the Corporation's financial statements.

7. Discontinued operations:

On November 11, 2021, the Corporation acquired BMS (formerly Arcola Energy Limited), a UK-based systems engineering company specializing in hydrogen fuel cell systems and powertrain integration. The Corporation acquired 100% of Arcola for total consideration of up to $40,000,000, consisting of up-front net cash consideration of $7,157,000, and including 337,353 shares of the Corporation with an acquisition date fair value of approximately $4,851,000 (all shares have been issued as of December 31, 2023) vesting over a two year period from the acquisition date, and $26,258,000 in earn-out cash contingent consideration based on the achievement of certain performance milestones over an up to three year period from the acquisition date.

Subsequent to the acquisition, the Corporation re-evaluated the business model of BMS and during the year ended December 31, 2022, the Corporation decided to exit the vehicle integration business of BMS and made certain restructuring changes to its operations. As a result of the post-acquisition restructuring of BMS' operations during the year ended December 31, 2022, the Corporation recognized a net charge to restructuring costs of $4,835,000 consisting primarily of contract exit and modification costs, grant adjustment charges, personnel change costs, and legal and advisory costs, net of expected recoveries; recovery on settlement of contingent consideration of $9,891,000 related to the cancellation of certain contingent and outstanding cash milestones no longer payable; and intangible asset impairment of $13,017,000 consisting of a write-down of acquired technology, customer contracts, and non-compete intangible assets to their estimated fair value of $2,500,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7. Discontinued operations (cont'd):

During the year ended December 31, 2023, the Corporation completed a further restructuring of operations at BMS and effectively closed the operation. As such, the historic operating results of the BMS business for both 2023 and 2022 have been removed from continuing operating results and are instead presented separately in the statement of loss and comprehensive income (loss) as loss from discontinued operations.

The Corporation reviewed its remaining BMS related intangible assets and goodwill for impairment indicators and concluded that impairment indicators on certain assets did exist as of December 31, 2023. During the year ended December 31, 2023, the Corporation recorded impairment charges of $2,266,000 (2022 - $13,017,000) on intangible assets (note 11) and impairment charges of $23,991,000 (2022 - $nil) on goodwill (note 12) related to the closure of operations at BMS. As a result of the impairment charges, intangible assets and goodwill for BMS were both written down to $nil as of December 31, 2023.

Acquired intangible assets December 31, 2023		Cost	Accumulated amortization	Net carrying amount	Impairment	Ending Balance
Technology	$	2,500 $	234 $	2,266 $	2,266 $	—
	$	2,500 $	234 $	2,266 $	2,266 $	—

Acquired intangible assets at December 31, 2022		Cost	Accumulated amortization	Net carrying amount	Impairment	Ending Balance
Technology	$	15,976 $	1,498 $	14,478 $	11,978 $	2,500
Customer contracts and relationships		1,048	168	880	880	—
Non-compete agreement		255	96	159	159	—
	$	17,279 $	1,762 $	15,517 $	13,017 $	2,500

Net loss from discontinued operations for the years ended December 31, 2023 and 2022 is comprised of the following:

		2023	2022
Product and service revenues	$	934 $	1,926
Cost of product and service revenues		607	1,713
Gross margin		327	213
Total operating expense		(7,913)	(13,784)
Finance income and other		337	(4)
Impairment charges on intangible assets		(2,266)	(13,017)
Impairment charges on goodwill		(23,991)	—
Recovery on settlement of contingent consideration		—	9,891
Income tax recovery		—	3,578
Net loss from discontinued operations	$	(33,506) $	(13,123)

Net cash flows from discontinued operations for the years ended December 31, 2023 and 2022 is as follows:

		2023	2022
Cash used in operating activities	$	(3,601) $	(12,259)
Cash provided by (used in) investing activities		47	(78)
Cash used in financing activities		(234)	(210)
Cash used in discontinued operations	$	(3,788) $	(12,547)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

8. **Trade and other receivables:**

	December 31, 2023	December 31, 2022
Trade accounts receivable	$ 37,490	$ 25,812
Other receivables	7,806	10,103
Contract assets	13,269	12,781
	$ 58,565	$ 48,696

Contract assets

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2023 for engineering services and technology transfer services.

Contract assets	December 31, 2023
At January 1, 2023	$ 12,781
Additions to contract assets	8,435
Invoiced during the year	(7,947)
At December 31, 2023	$ 13,269

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 32.

9. **Inventories:**

	December 31, 2023	December 31, 2022
Raw materials and consumables	$ 15,085	$ 29,016
Work-in-progress	15,041	17,171
Finished goods	7,169	8,502
Service inventory	8,575	3,361
	$ 45,870	$ 58,050

In 2023, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $103,850,000 (2022 - $68,870,000).

In 2023, the Corporation recorded negative inventory impairment and onerous contract provision adjustments of $17,181,000 (2022 - $8,702,000) and reversed previously recorded adjustments of $2,203,000 (2022 - $1,189,000), resulting in net negative inventory impairment and onerous contract provision adjustments of $14,978,000 (2022 - $7,513,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

10. **Property, plant and equipment:**

	December 31, 2023	December 31, 2022
Property, plant and equipment owned	$ 102,206	$ 70,344
Right-of-use assets	14,119	12,017
	$ 116,325	$ 82,361

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10. Property, plant and equipment (cont'd):

Property, plant and equipment owned

Net carrying amounts		December 31, 2023		December 31, 2022
Computer equipment	$	1,405	$	1,207
Furniture and fixtures		1,436		1,323
Leasehold improvements		2,245		1,550
Production and test equipment		97,120		66,264
	$	102,206	$	70,344

Cost	December 31, 2022		Additions		Disposals		Transfers	Effect of movements in exchange rates		December 31, 2023
Building	$ —	$	936	$	—	$	—	$ —	$	936
Computer equipment	6,741		745		—		(130)	—		7,356
Furniture and fixtures	2,406		328		—		—	30		2,764
Leasehold improvements	9,650		1,103		—		—	27		10,780
Production and test equipment	109,202		38,102		(111)		(1,041)	(55)		146,097
	$ 127,999	$	41,214	$	(111)	$	(1,171)	$ 2	$	167,933

Accumulated depreciation	December 31, 2022		Depreciation	Disposals	Impairment		Transfers	Effect of movements in exchange rates		December 31, 2023
Building	$ —	$	—	—	$ 936	$	—	$ —	$	936
Computer equipment	5,534		491	—	—		(73)	(1)		5,951
Furniture and fixtures	1,083		245	—	—		(12)	12		1,328
Leasehold improvements	8,100		431	—	—		4	—		8,535
Production and test equipment	42,938		7,132	(23)	31		(1,090)	(11)		48,977
	$ 57,655	$	8,299	$ (23)	$ 967	$	(1,171)	$ —	$	65,727

During the year ended December 31, 2023, impairment charges of $967,000 (2022 - $7,000) consist primarily of a write-down of assets of $936,000 (2022 - $nil), as the Corporation has decided to suspend investment in a planned facility in China (note 27), and an impairment loss of $31,000 (2022 - $7,000) for production and test equipment.

Cost	December 31, 2021		Additions		Impairment		Transfers		Effect of movements in exchange rates		December 31, 2022
Computer equipment	$ 6,852	$	181	$	—	$	(290)	$	(2)	$	6,741
Furniture and fixtures	1,914		700		—		(208)		—		2,406
Leasehold improvements	9,450		388		—		(185)		(3)		9,650
Production and test equipment	77,644		32,663		(7)		(1,109)		11		109,202
	$ 95,860	$	33,932	$	(7)	$	(1,792)	$	6	$	127,999

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10. Property, plant and equipment (cont'd):

Property, plant and equipment owned (cont'd)

Accumulated depreciation	December 31, 2021	Depreciation	Transfers	Effect of movements in exchange rates	December 31, 2022
Computer equipment	$ 5,253	$ 574	$ (290)	$ (3)	$ 5,534
Furniture and fixtures	1,152	139	(208)	—	1,083
Leasehold improvements	7,932	353	(185)	—	8,100
Production and test equipment	37,668	6,368	(1,109)	11	42,938
	$ 52,005	$ 7,434	$ (1,792)	$ 8	$ 57,655

Right-of-use assets

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 19).

Net carrying amounts included in property, plant and equipment	December 31, 2023	December 31, 2022
Property	$ 13,691	$ 11,487
Equipment	70	116
Vehicle	358	414
	$ 14,119	$ 12,017

Cost	December 31, 2022	Additions	De-recognition	Effect of movements in exchange rates	December 31, 2023
Property	$ 28,844	$ 5,676	$ (73)	$ —	$ 34,447
Equipment	188	—	(11)	(1)	176
Vehicle	637	150	(135)	(15)	637
	$ 29,669	$ 5,826	$ (219)	$ (16)	$ 35,260

Accumulated depreciation	December 31, 2022	Depreciation	De-recognition	Effect of movements in exchange rates	December 31, 2023
Property	$ 17,357	$ 3,382	$ (3)	$ 21	$ 20,757
Equipment	72	41	(7)	—	106
Vehicle	223	109	(58)	4	278
	$ 17,652	$ 3,532	$ (68)	$ 25	$ 21,141

Cost	December 31, 2021	Additions	De-recognition	Transfer	Effect of movements in exchange rates	December 31, 2022
Property	$ 26,427	$ 2,746	$ —	$ (341)	$ 12	$ 28,844
Equipment	175	13	—	—	—	188
Vehicle	372	290	(25)	—	—	637
	$ 26,974	$ 3,049	$ (25)	$ (341)	$ 12	$ 29,669

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10. Property, plant and equipment (cont'd):

Right-of-use assets (cont'd)

Accumulated depreciation	December 31, 2021	Depreciation	De-recognition	Transfer	Effect of movements in exchange rates	December 31, 2022
Property	$ 14,590	$ 3,108	$ —	$ (341)	$ —	$ 17,357
Equipment	36	36	—	—	—	72
Vehicle	142	87	(6)	—	—	223
	$ 14,768	$ 3,231	$ (6)	$ (341)	$ —	$ 17,652

11. Intangible assets:

	December 31, 2023	December 31, 2022
ERP management reporting software system	$ 1,406	$ 2,714
Intellectual property acquired from Ballard Motive Solutions (note 7)	—	2,500
	$ 1,406	$ 5,214

	Cost	Accumulated amortization	Net carrying amount
At January 1, 2022	$ 78,677	$ 57,889	$ 20,788
Additions to intangible assets	550	—	550
Amortization expense	—	3,107	(3,107)
Impairment on intangible assets (note 7)	—	13,017	(13,017)
At December 31, 2022	79,227	74,013	5,214
Additions to intangible assets	154	—	154
Amortization expense	—	1,696	(1,696)
Impairment on intangible assets (note 7)	—	2,266	(2,266)
At December 31, 2023	$ 79,381	$ 77,975	$ 1,406

During the year ended December 31, 2023, impairment charges on intangible assets of $2,266,000 (2022 - $13,017,000) were recognized primarily as a result of the post-acquisition restructuring of operations and ultimate closure of BMS (note 7).

Additions to intangible assets in 2023 of $154,000 (2022 - $550,000) consist primarily of costs to enhance the capabilities of the ERP management reporting software system.

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. During the year ended December 31, 2023, amortization of $1,696,000 (2022 - $3,107,000) was recorded.

12. Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation's cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation's operating segments (note 31).

As of December 31, 2023, the aggregate carrying amount of the Corporation's goodwill is $40,277,000 (2022 - $64,268,000). The impairment of goodwill related to the closure of BMS of $23,991,000 (2022 - $nil) was recorded before the impairment test effective December 31, 2023.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12. Goodwill (cont'd):

The goodwill impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. The Corporation's fair value less costs to sell test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2023 based on the average closing share price in the month of December, adding a reasonable estimated control premium to determine the Corporation's enterprise value on a controlling basis after adjusting for excess cash balances, deducting the fair value of long-term financial investments, and then deducting the estimated costs to sell to arrive at the fair value of the Fuel Cell Products and Services segment. Based on the fair value less costs to sell test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2023, indicating that no goodwill impairment charge is required for 2023 ($nil in 2022).

13. Equity-accounted Investments:

For the year ended December 31, 2023, the Corporation recorded $10,131,000 (2022 - $11,617,000) in equity loss of investment in JV and associates, consisting of equity loss in Weichai Ballard JV of $9,931,000 (2022 - $11,599,000) and equity loss in Synergy Ballard JVCo of $200,000 (2022 - $18,000).

Investment in Weichai Ballard JV

Investment in Weichai Ballard JV	December 31, 2023		December 31, 2022
Beginning balance	$	24,026	$ 28,982
Capital contribution to JV		—	9,272
Recognition of 49% profit on inventory not yet sold to third party, net		1,205	549
Equity in loss		(9,931)	(11,599)
Cumulative translation adjustment due to foreign exchange		(1,399)	(3,178)
Ending balance	$	13,901	$ 24,026

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the year ended December 31, 2023, the Corporation made committed capital contributions of $nil (2022 - $9,272,000 (RMB 62,475,000 equivalent)) to Weichai Ballard JV. At December 31, 2023, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV.

The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2023, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

	December 31, 2023		December 31, 2022
Percentage ownership interest (49%)			
Current assets	$	63,023	$ 80,088
Non-current assets		132	2,618
Current liabilities		(29,265)	(23,460)
Non-current liabilities		—	(2,314)
Net assets (100%)		33,890	56,932
Corporation's share of net assets (49%)		16,607	27,895
Incorporation costs		324	324
Elimination of unrealized profit on downstream sales, net of sale to third party		(3,030)	(4,193)
Carrying amount of investment in Weichai Ballard JV	$	13,901	$ 24,026

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13. Equity-accounted Investments (cont'd):

Investment in Weichai Ballard JV (cont'd)

	December 31, 2023	December 31, 2022
Revenue (100%)	$ 12,705	$ 6,476
Net loss (100%)	20,268	23,672
Corporation's share of net loss (49%)	$ 9,931	$ 11,599

Investment in Synergy Ballard JVCo

Investment in Synergy Ballard JVCo	December 31, 2023	December 31, 2022
Beginning balance	$ —	$ —
Recognition of 10% profit on inventory sold to third party, net	200	18
Equity in loss	(200)	(18)
Ending balance	$ —	$ —

On completion of an Equity Transfer Agreement in October 2023, the Corporation disposed of its 10% investment in Synergy Ballard JVCo valued at $nil as of December 31, 2023. All remaining deferred revenue and profit on past downstream transactions totalling $736,000 were fully recognized in the year ended December 31, 2023 .

14. Long-term financial investments:

In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments.

Net carrying value	December 31, 2022	Contributions (Proceeds)	Change in Fair Value	December 31, 2023
Long-term investment - Forsee Power	$ 18,470	$ —	$ (3,501)	$ 14,969
Long-term investment - Wisdom Motor	10,000	(1,000)	(4,900)	4,100
Long-term investment - Quantron AG	5,333	3,304	(4,237)	4,400
Long-term investment - HyCap Fund	7,963	4,624	214	12,801
Long-term investment - Clean H2 Fund	565	3,983	(473)	4,075
	$ 42,331	$ 10,911	$ (12,897)	$ 40,345

Net carrying value	December 31, 2021	Contributions (Proceeds)	Change in Fair Value	December 31, 2022
Long-term investment - Forsee Power	$ 33,335	$ —	$ (14,865)	$ 18,470
Long-term investment - Wisdom Motor	—	10,000	—	10,000
Long-term investment - Quantron AG	—	5,183	150	5,333
Long-term investment - HyCap Fund	7,636	1,924	(1,597)	7,963
Long-term investment - Clean H2 Fund	339	806	(580)	565
	$ 41,310	$ 17,913	$ (16,892)	$ 42,331

During the year ended December 31, 2023, changes in fair value and foreign exchange adjustments for long - term investments totalling $12,897,000 (2022 - $16,877,000) were comprised of decreases in long-term investments of $12,897,000 (2022 - $16,892,000) offset by increases in short-term investments of $nil (2022 - $15,000) and were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 32).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14. Long-term financial investments (cont'd):

During the first three months of 2024, the Corporation invested in a decarbonization and climate technology and growth equity fund by acquiring a 2% interest in Templewater Decarbonization I, L.P. ("Templewater"), a limited partnership registered in Cayman Islands, for an initial investment of $495,000 on a total commitment of $1,000,000.

Investment in Forsee Power

In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a publicly traded French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

During the year ended December 31, 2023, changes in fair value and foreign exchange adjustments totalling $(3,501,000) (2022 - $(14,865,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 32), resulting in net fair value investment in Forsee Power of $14,969,000 as of December 31, 2023 (2022 - $18,470,000), now representing a non-controlling 7.3% equity interest.

Investment in Wisdom Motor

In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. During the year ended December 31, 2023, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.2% to 6.7% as of December 31, 2023.

During the year ended December 31, 2023, changes in fair value totalling $(4,900,000) (2022 - $nil) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 32), resulting in net fair value investment in Wisdom Motor of $4,100,000 as of December 31, 2023 (2022 - $10,000,000).

Investment in Quantron AG

In September 2022, the Corporation invested €5,000,000 ($5,183,000) and acquired a non-controlling 1.9% equity interest in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM to accelerate fuel cell truck adoption. During the year ended December 31, 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3.0% in Quantron AG as of December 31, 2023.

During the year ended December 31, 2023, changes in fair value and foreign exchange adjustments totalling $(4,237,000) (2022 -$150,000) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 32), resulting in net fair value investment in Quantron AG of $4,400,000 as of December 31, 2023 (2022 - $5,333,000).

Investment in Hydrogen Funds

HyCap Fund

In August 2021, the Corporation invested in HyCap Fund I SCSp ("HyCap"), a special limited partnership registered in Luxembourg. During the year ended December 31, 2023, the Corporation made additional contributions of £3,771,000 ($4,624,000) (2022 - £1,550,000 ($1,924,000)) for total contributions of £10,987,000 ($14,210,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14. Long-term financial investments (cont'd):

Investment in Hydrogen Funds (cont'd)

HyCap Fund (cont'd)

During the year ended December 31, 2023, changes in fair value and foreign exchange adjustments totalling $214,000 (2022 - $(1,597,000)) were recognized as an unrealized gain in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 32), resulting in net fair value investment in HyCap of $12,801,000 as of December 31, 2023 (2022 - $7,963,000).

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the year ended December 31, 2023, the Corporation made additional contributions of €3,705,000 ($3,983,000) (2022 - €696,000 ($806,000)) for total contributions of €4,701,000 ($5,146,000).

During the year ended December 31, 2023, changes in fair value and foreign exchange adjustments totalling $(473,000) (2022 - $(580,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 32), resulting in net fair value investment in Clean H2 of $4,075,000 as of December 31, 2023 (2022 - $565,000).

15. Bank facilities:

The Corporation has the following bank facilities available to it.

Letter of Guarantee Facility

The Corporation has a Letter of Guarantee Facility ("LG Facility"), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000.

At December 31, 2023, EUR 979,000 (CDN $1,433,000) (2022 - $nil) was outstanding on the LG Facility.

Foreign Exchange Facility

The Corporation also has a $25,000,000 Foreign Exchange Facility ("FX Facility") that enables the Corporation to enter into foreign exchange currency contracts (at face value amounts in excess of the FX facility) secured by a guarantee from Export Development Canada.

At December 31, 2023, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $31,500,000 (2022 – CDN $38,000,000) at an average rate of 1.35 CDN per U.S. dollar, resulting in an unrealized gain of CDN $542,000 at December 31, 2023 (2022 – CDN $(1,201,000)). The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position.

16. Trade and other payables:

	December 31, 2023		December 31, 2022
Trade accounts payable	$ 13,724	$	20,440
Compensation payable	19,235		13,248
Other liabilities	5,628		6,059
Taxes payable	1,109		586
	$ 39,696	$	40,333

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17. Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue		December 31, 2023		December 31, 2022
Beginning Balance	$	8,030	$	12,109
Additions to deferred revenue		21,790		21,650
Revenue recognized during the year		(25,232)		(25,729)
Ending Balance	$	4,588	$	8,030

18. Provisions:

Balance	Restructuring provision		Warranty provision	Onerous contracts	Contingent consideration	Legal provision		Total
At January 1, 2022	$	5 $	8,712 $	300 $	26,258 $	— $	35,275
Opening retained earnings adjustment		—	—	1,200	—	—	1,200
Provisions made during year		455	5,851	2,900	—	2,968	12,174
Provisions used/paid during year		(320)	(2,391)	—	(14,900)	—	(17,611)
Provisions reversed/expired during year		—	(860)	—	(9,280)	—	(10,140)
Effect of movements in exchange rates		(3)	15	—	—	—	12
At December 31, 2022		137	11,327	4,400	2,078	2,968	20,910
Provisions made during year		1,459	7,210	2,600	—	—	11,269
Provisions used/paid during year		(1,176)	(2,652)	—	(2,000)	(2,968)	(8,796)
Provisions reversed/expired during year		—	(910)	(700)	—	—	(1,610)
Effect of movements in exchange rates		2	22	—	—	—	24
At December 31, 2023	$	422 $	14,997 $	6,300 $	78 $	— $	21,797

Restructuring provision

Restructuring charges primarily relate to certain cost cutting measures and primarily include employee termination benefits. Restructuring charges are recognized in other operating expense. As of December 31, 2023, restructuring costs totalling $422,000 remain accrued.

Warranty provision

The Corporation recorded warranty provisions of $7,210,000 (2022 - $5,851,000), comprised of $5,916,000 (2022 - $4,580,000) related to new product sales and $1,294,000 (2022 - $1,271,000) related to upward warranty adjustments. This was offset by warranty expenditures of $2,652,000 (2022 - $2,391,000) and downward warranty adjustments of $910,000 (2022 - $860,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. As of December 31, 2023, total warranty provision of $14,997,000 has been accrued in provisions and other current liabilities.

Onerous Contracts

The Corporation adopted a new standard for onerous contracts on January 1, 2022 which resulted in an increase in the onerous contract provisions of $1,200,000. On completion of a review of the Corporation's "open" contracts as of December 31, 2023, total onerous contract costs of $6,300,000 have been accrued in provisions and other current liabilities.

The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18. Provisions (cont'd):

Contingent Consideration

As part of the acquisition of BMS in November 2021 (note 7), total consideration included earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK in 2022, there was a change in estimate in the fair value of contingent consideration due to changes in expectation of achieving milestones. This resulted in a recovery on settlement of contingent consideration of $9,891,000 related to the cancellation of certain contingent and outstanding cash milestones no longer payable. The contingent consideration provision now comprises the last remaining milestone at its estimated value of $78,000.

During the year ended December 31, 2023, cash payments of $2,000,000 (2022 - $14,900,000) were made by the Corporation upon successful achievement of certain performance milestones.

Legal provision

As part of the post-acquisition restructuring of operations at BMS in 2022 (note 7), the Corporation recorded a legal provision for various contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries. As at December 31, 2023, costs totalling $nil remain accrued.

19. Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 8.56% per annum and expire between January 2024 and October 2033.

		December 31, 2023		December 31, 2022
Property	$	4,368	$	3,743
Equipment		38		39
Vehicle		99		113
Lease Liability, Current	$	4,505	$	3,895
Property	$	13,078	$	11,505
Equipment		32		73
Vehicle		283		258
Lease Liability, Non-current	$	13,393	$	11,836
Lease Liability	$	17,898	$	15,731

The Corporation is committed to minimum lease payments as follows:

Maturity Analysis		December 31, 2023
Less than one year	$	5,667
Between one and five years		11,757
More than five years		4,837
Total undiscounted lease liabilities	$	22,261

During the year ended December 31, 2023, the Corporation made principal payments on its lease liabilities of $4,013,000 (2022 - $3,322,000).

Deferred gains were also recorded on closing of the finance lease agreement and are amortized over the lease term. At December 31, 2023, the outstanding deferred gain was $485,000 (2022 – $902,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Other non-current liabilities and employee future benefits:

	December 31, 2023	December 31, 2022
Other non-current liabilities	$ 2,337	$ 1,805
Employee future benefits	(475)	455
Other non-current liabilities and employee future benefits	$ 1,862	$ 2,260

Other non-current liabilities: Decommissioning liabilities

A provision for decommissioning liabilities has been recorded for the Corporation's head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 3.17% per annum (2022 – 3.41%).

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2023. Based on the assessment, an increase of $449,000 in the provision (2022 - $nil) was recorded against decommissioning liabilities, in addition to accretion costs of $43,000 (2022 - $44,000) and the effect of movements in exchange rates of $40,000 (2022 - $(117,000)).

The net discounted amount of estimated cash flows required to settle the obligation for the building as of December 31, 2023 is $2,337,000 (2022 - $1,805,000) which is expected to be settled at the end of the lease term in 2025.

Employee future benefits

	December 31, 2023	December 31, 2022
Net defined benefit pension plan liability	$ (582)	$ 348
Net other post-retirement benefit plan liability	107	107
Employee future benefits	$ (475)	$ 455

The Corporation maintained a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan were based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009.

During the year ended December 31, 2023, the Corporation completed a settlement agreement with an external party to transfer 100% of its liability for the plan retiree population of the plan. On final settlement, $7,326,000 of the plan assets were distributed to this external party who then assumed the full liability of the retiree group. The Corporation also filed formal plan termination documents and once formal approval is obtained later in 2024, the Corporation anticipates settling the remaining plan liability through cash settlement and annuity purchases from the remaining plan assets.

Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Other non-current liabilities and employee future benefits (cont'd):

Employee future benefits (cont'd)

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2023. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2024.

The Corporation expects contributions of $nil to be paid to its defined benefit plans in 2024.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in statement of loss and comprehensive income (loss) is recorded in finance loss and other (note 26).

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability	
Defined benefit pension plan	**2023**	2022	**2023**	2022	**2023**	2022
Balance at January 1	$ **14,402**	$ 19,187	$ **(14,054)**	$ (17,373)	$ **348**	$ 1,814
Included in profit or loss						
Current service cost	**26**	30	**—**	—	**26**	30
Interest cost (income)	**700**	518	**(683)**	(468)	**17**	50
Benefits payable	**—**	—	**—**	—	**—**	—
	726	548	**(683)**	(468)	**43**	80
Included in other comprehensive income (loss)						
Remeasurements loss (gain):						
Actuarial loss (gain) arising from:						
Demographic assumptions	**—**	—	**—**	—	**—**	—
Financial assumptions	**113**	(4,547)	**—**	—	**113**	(4,547)
Experience adjustment	**(600)**	(91)	**—**	—	**(600)**	(91)
Return on plan assets excluding interest income	**—**	—	**(486)**	3,092	**(486)**	3,092
Plan expenses	**(54)**	(24)	**54**	24	**—**	—
Settlements	**(7,326)**	—	**7,326**	—	**—**	—
	(7,867)	(4,662)	**6,894**	3,116	**(973)**	(1,546)
Other						
Contributions paid by the employer	**—**	—	**—**	—	**—**	—
Benefits paid	**(558)**	(671)	**558**	671	**—**	—
	(558)	(671)	**558**	671	**—**	—
Balance at December 31	$ **6,703**	$ 14,402	$ **(7,285)**	$ (14,054)	$ **(582)**	$ 348

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Other non-current liabilities and employee future benefits (cont'd):

Employee future benefits (cont'd)

Other post-retirement benefit plan	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability	
	2023	2022	**2023**	2022	**2023**	2022
Balance at January 1	$ **107**	$ 80	$ **—**	$ —	$ **107**	$ 80
Included in profit or loss						
Interest cost (income)	**5**	2	**—**	—	**5**	2
	5	2	**—**	—	**5**	2
Included in other comprehensive income (loss)						
Remeasurements loss (gain):						
Actuarial loss (gain) arising from:						
Demographic assumptions	**—**	—	**—**	—	**—**	—
Financial assumptions	**1**	(23)	**—**	—	**1**	(23)
Experience adjustment	**2**	55	**—**	—	**2**	55
	3	32	**—**	—	**3**	32
Other						
Contributions paid by the employer	**—**	—	**(8)**	(7)	**(8)**	(7)
Benefits paid	**(8)**	(7)	**8**	7	**—**	—
	(8)	(7)	**—**	—	**(8)**	(7)
Balance at December 31	$ **107**	$ 107	$ **—**	$ —	$ **107**	$ 107

Included in other comprehensive income (loss)	December 31, 2023	December 31, 2022
Defined benefit pension plan actuarial gain	$ 973	$ 1,546
Other post-retirement benefit plan actuarial loss	(3)	(32)
	$ 970	$ 1,514

Pension plan assets comprise:

	2023	2022
Cash and cash equivalents	100 %	3 %
Equity securities	— %	60 %
Debt securities	— %	37 %
Total	100 %	100 %

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

	2023		2022	
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.88 %	4.67 %	5.00 %	4.89 %
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20. Other non-current liabilities and employee future benefits (cont'd):

Employee future benefits (cont'd)

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

| | 2023 | | 2022 | |
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	5.00 %	4.67 %	2.76 %	4.89 %
Rate of compensation increase	n/a	n/a	n/a	n/a

Impacts of assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31, 2023 including a one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation's financial statements.

21. Equity:

Share-based compensation	December 31, 2023	December 31, 2022
Option Expense	$ 3,035	$ 5,931
DSU Expense	397	529
RSU Expense	7,288	2,479
Total share-based compensation for continuing operations (per statement of loss)	$ 10,720	$ 8,939
Discontinued operations	239	469
Total share-based compensation (per statement of equity)	$ 10,959	$ 9,408

(a) Share capital:

Upon acquisition of BMS in November 2021 (note 7), part of the total consideration paid included the issuance of 337,353 shares of the Corporation in three future tranches at a fair value of $18.30 per share discounted for the timing delay in receiving the shares using an Asian put option pricing model, or $4,851,000.

During the year ended December 31, 2023, the Corporation issued the second and final third tranches of 224,902 (2022 - 112,451) common shares with a fair value of $3,068,000 (2022 - $1,782,000) as per the acquisition date, offset by miscellaneous deferred financing costs of $15,000 (2022 - $20,000).

During March 2021, the Corporation filed a short form base Shelf Prospectus, which provides the flexibility to make offerings of securities up to an aggregate initial offering price of $1,500,000,000 during the effective period of the Prospectus, until April 2023. This was renewed in May 2023 for a period of two years until April 2025.

At December 31, 2023, 298,935,706 (2022 - 298,394,203) common shares were issued and outstanding.

(b) Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21. Equity (cont'd):

(b) Share options (cont'd):

As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2022	4,041,567	$ 8.70
Options granted	1,263,685	8.97
Options exercised	(304,635)	2.87
Options forfeited	(184,496)	12.75
Options expired	(8,501)	2.20
At December 31, 2022	4,807,620	9.19
Options exercised	(152,120)	2.25
Options forfeited	(263,253)	10.39
Options expired	(2,025)	1.36
At December 31, 2023	4,390,222	$ 9.36

The following table summarizes information about the Corporation's share options outstanding as at December 31, 2023:

Range of exercise price	Options outstanding			Options exercisable	
	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.33 - $3.08	1,038,671	1.7	$ 2.84	1,038,671	$ 2.84
$3.64 - $5.62	440,140	2.1	4.05	393,037	3.86
$7.07 - $10.73	2,043,418	4.2	10.14	1,403,784	10.43
$12.91 - $26.13	867,993	4.1	18.02	729,625	17.43
	4,390,222	3.4	$ 9.36	3,565,117	$ 8.93

During 2023, compensation expense of $3,035,000 (2022 – $5,931,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

During 2023, 152,120 (2022 - 304,635) options were exercised for an equal amount of common shares for proceeds of $335,000 (2022 -$916,000).

During 2023, options to purchase nil common shares were granted with a weighted average fair value of $nil (2022 – 1,263,685 options and $4.92 fair value). The granted options vest annually over three years.

As at December 31, 2023, options to purchase 4,390,222 common shares were outstanding (2022 – 4,807,620).

(c) Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2023, there were 17,140,498 (2022 – 18,844,127) shares available to be issued under this plan.

During 2022 and 2023, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21. Equity (cont'd):

(d) Deferred share units:

Deferred share units ("DSUs") are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation's share distribution plan.

Balance	DSUs for common shares
At January 1, 2022	756,223
DSUs granted	80,319
DSUs exercised	(126,862)
At December 31, 2022	709,680
DSUs granted	93,188
DSUs exercised	(65,499)
At December 31, 2023	737,369

During 2023, compensation expense of $397,000 (2022 - $529,000) was recorded in net loss relating to 93,188 DSUs (2022 - 80,319) granted during the year.

During 2023, 65,499 DSUs (2022 – 126,862) were exercised, net of applicable taxes, which resulted in the issuance of 31,736 common shares (2022 – 58,990), resulting in an impact on equity of $171,000 (2022 - $753,000).

As at December 31, 2023, 737,369 deferred share units were outstanding (2022 – 709,680).

(e) Restricted share units:

Restricted share units ("RSUs") are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted. Certain RSUs granted in 2023 include an additional market criteria with weighted vesting over three years.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan are satisfied by the issuance of treasury shares on maturity.

Balance	RSUs for common shares
At January 1, 2022	966,220
RSUs granted	567,693
RSU performance factor adjustment	(29,004)
RSUs exercised	(460,681)
RSUs forfeited	(42,148)
At December 31, 2022	1,002,080
RSUs granted	2,996,387
RSUs exercised	(279,668)
RSUs forfeited	(577,353)
At December 31, 2023	3,141,446

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21. Equity (cont'd):

(e) Restricted share units (cont'd):

During 2023, compensation expense of $7,288,000 (2022 - $2,479,000) was recorded in net loss.

During 2023, 2,996,387 RSUs were issued (2022 – 567,693). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant or by using a complex simulation model, depending on the type of RSU.

During 2023, 279,668 RSUs (2022 – 460,681) were exercised, net of applicable taxes, which resulted in the issuance of 132,745 common shares (2022 – 217,832), resulting in an impact on equity of $585,000 (2022 - $2,466,000).

As at December 31, 2023, 3,141,446 RSUs were outstanding (2022 – 1,002,080).

22. Commitments and contingencies:

As at December 31, 2023, the Corporation is committed to minimum lease payments (note 19).

Long-term investments include two investments committing the Corporation to be a limited partner in hydrogen infrastructure and growth equity funds (note 14). The Corporation has committed to investing £25,000,000 (including £10,986,000 invested as of December 31, 2023) into HyCap. The Corporation has committed to investing €30,000,000 (including €4,701,000 invested as of December 31, 2023) into Clean H2. Long-term investments also include an investment committing the Corporation to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. The Corporation has committed to investing $1,000,000 (including $nil invested as of December 31, 2023) in Templewater.

As at December 31, 2023, the Corporation has outstanding commitments aggregating up to a maximum of $22,031,000 relating primarily to purchases of property, plant and equipment.

In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2023 and December 31, 2022.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2023, no royalties have been incurred to date for this agreement.

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2023, no royalties have been incurred to date for this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, the Corporation is periodically required to provide certain indemnities to other parties. As of December 31, 2023, the Corporation has not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

23. Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in note 4. The Corporation's revenue is derived from contracts with customers.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

23. Disaggregation of revenue (cont'd):

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

		December 31, 2023		December 31, 2022
Geographical markets				
China	$	11,980	$	9,127
Europe		48,958		38,444
North America		37,736		28,572
Other		3,694		5,717
	$	102,368	$	81,860
Application				
Bus	$	29,265	$	24,917
Truck		10,961		11,472
Rail		19,100		5,106
Marine		7,331		2,184
HD Mobility subtotal		66,657		43,679
Stationary		21,707		18,872
Emerging Markets and Other		14,004		19,309
	$	102,368	$	81,860
Timing of revenue recognition				
Products transferred at a point in time	$	78,769	$	52,749
Products and services transferred over time		23,599		29,111
	$	102,368	$	81,860

24. Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

		December 31, 2023		December 31, 2022
Salaries and employee benefits	$	103,868	$	92,743
Share-based compensation (note 21)		10,720		8,939
	$	114,588	$	101,682

25. Other operating expense:

		December 31, 2023		December 31, 2022
Net impairment loss on trade receivables	$	1,498	$	73
Restructuring and related costs		1,512		482
Acquisition related costs		773		2,857
	$	3,783	$	3,412

During the year ended December 31, 2023, the Corporation recorded a net impairment loss on trade receivables of $1,498,000 (2022 - $73,000), consisting primarily of various receivables no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25. Other operating expense (cont'd):

During the year ended December 31, 2023, total restructuring and related charges of $1,512,000 (2022 - $482,000) relate primarily to certain cost cutting measures and related personnel costs.

Acquisition related costs of $773,000 (2022 - $2,857,000) for the year ended December 31, 2023 consist primarily of other legal, advisory, and transaction related costs incurred due to corporate development activities.

26. Finance income and expense:

	2023	2022
Employee future benefit plan expense (note 20)	$ (109)	$ (189)
Investment income	43,340	19,606
Mark to market and foreign exchange loss on financial assets (notes 14 & 32)	(12,897)	(16,877)
Foreign exchange gain (loss)	821	(4,552)
Government levies	(100)	(100)
Finance income (loss) and other	$ 31,055	$ (2,112)
Finance expense	$ (1,105)	$ (1,265)

27. Impairment charges on property, plant, and equipment:

During the year ended December 31, 2023, the Corporation recognized impairment charges on property, plant, and equipment of $967,000 (2022 - $7,000).

During the year ended December 31, 2023, the Corporation decided to suspend investment in a planned facility in China . As a result of this decision, the Corporation will not be able to recover any costs totalling $936,000 as the plant was still in the design phase and the costs incurred are not directly transferable to any other planned location. Consequently, the Corporation recognized property, plant and equipment impairment charges of $936,000 during the year ended December 31, 2023.

During the year ended December 31, 2023, the Corporation also recorded an impairment loss of $31,000 (2022 - $7,000) for production and test equipment that was never placed in service and was determined not required to support the Corporation's future manufacturing or testing capabilities.

28. Income taxes:

(a) Current tax expense:

The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28. Income taxes (cont'd):

(a) Current tax expense (cont'd):

		2023		2022
Current tax expense				
Current period income tax	$	64	$	39
Withholding tax		94		3
Total current tax expense	$	158	$	42
Deferred tax expense				
Origination and reversal of temporary differences	$	(45,050)	$	(12,264)
Adjustments for prior periods		2,174		277
Change in unrecognized deductible temporary differences		42,876		11,987
Total deferred tax expense	$	—	$	—
Total income tax expense from continuing operations	$	158	$	42

The Corporation's effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

		2023		2022
Net loss before income taxes (from continuing operations)	$	(144,052)	$	(160,329)
Expected tax recovery at 27.00% (2022 – 27.00%)	$	(38,894)	$	(43,289)
Increase (reduction) in income taxes resulting from:				
Non-deductible expenses (non-taxable income)		(993)		12,712
Expiry of losses and ITC		96		1,515
Investment tax credits earned		(4,009)		(3,782)
Foreign tax rate and tax rate differences		4,165		4,636
Change in unrecognized deductible temporary differences		39,674		28,247
Other		119		3
Income taxes from continuing operations	$	158	$	42

(b) Unrecognized deferred tax asset:

At December 31, 2023, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

		2023		2022
Scientific research expenditures	$	143,663	$	127,482
Investments		36,315		21,463
Share issuance costs		14,145		23,588
Losses from operations carried forward		394,599		284,468
Capital losses carried forward		10,703		—
Investment tax credits		46,810		43,451
Property, plant and equipment and intangible assets		221,365		208,991
	$	867,600	$	709,443

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28. Income taxes (cont'd):

(b) Unrecognized deferred tax asset (cont'd):

The Corporation has available to carry forward the following as at December 31:

	2023	2022
Canadian scientific research expenditures	$ 143,663	$ 127,482
Canadian losses from operations	262,887	165,647
Canadian capital losses from operations	12,958	—
Canadian investment tax credits	46,810	40,877
German losses from operations for corporate tax purposes	46	501
US federal losses from operations	46,784	49,237
Denmark losses from operations	65,786	50,495
Hong Kong losses from operations	116	61
UK losses from operations	13,085	14,304
UK research and development tax credits	122	115

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2033 to 2043.

The German, Hong Kong, Denmark and UK losses from operations may be used to offset future taxable income in Germany, Hong Kong, Denmark and UK for corporate tax and trade tax purposes and may be carried forward indefinitely.

The US federal losses from operations incurred prior to January 1, 2018 may be used to offset future US taxable income and expire over the period from 2023 to 2037 and may be carried forward indefinitely for losses incurred after January 1, 2018.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2023 to 2043. The UK scientific research and development tax credits may be carried forward indefinitely.

29. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation's equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 13).

For the year ended December 31, 2023 and 2022, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2023	2022
Trade and other receivables	$ 13,697	$ 13,320
Investments	13,901	24,026
Deferred revenue	1,904	2,095

Transactions during the year with related party - Weichai Ballard JV	2023	2022
Revenues	$ 8,099	$ 8,115
Cost of goods sold and operating expense	1,996	3,225

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29. Related party transactions (cont'd):

On completion of an Equity Transfer Agreement in October 2023, the Corporation disposed of its 10% investment in Synergy Ballard JVCo valued at $nil as of December 31, 2023.

Corporation Directors and Executive Officers

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation's share-based compensation plans (note 21).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer's employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.

Key management personnel compensation is comprised of:

		2023		2022
Salaries and employee benefits	$	3,817	$	3,416
Post-employment retirement benefits		65		61
Termination benefits		—		247
Share-based compensation (note 21)		2,622		1,793
	$	6,504	$	5,517

30. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:		2023		2022
Compensatory shares	$	1,688	$	1,029

31. Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.

In 2023, revenues included sales to one individual customer of $10,882,000 which exceeded 10% of total revenue. In 2022, revenues included sales to two individual customers of $9,426,000 and $8,115,000, respectively, which exceeded 10% of total revenue.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31. Operating segments (cont'd):

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues		2023		2022
United States	$	25,702	$	24,052
Germany		14,490		13,685
Canada		12,034		4,520
China		11,980		9,127
Poland		11,262		1,769
United Kingdom		8,178		7,967
Netherlands		4,812		103
France		3,307		6,903
Denmark		2,240		2,529
Belgium		2,089		3,430
India		2,034		656
Taiwan		1,381		640
Spain		857		763
Norway		779		591
Australia		51		3,711
Japan		76		541
Other countries		1,096		873
	$	102,368	$	81,860

Non-current assets by geographic area are as follows:

Non-current assets		December 31, 2023		December 31, 2022
Canada	$	186,109	$	180,421
China		13,916		24,047
United States		8,600		6,791
Denmark		4,176		4,398
United Kingdom		—		2,913
	$	212,801	$	218,570

32. Financial instruments:

(a) Fair value:

The Corporation's financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term investments comprise term deposits with terms of greater than 90 days and a previously held investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). During the year ended December 31, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32. Financial instruments (cont'd):

(a) Fair value (cont'd):

Long-term financial investments (note 14) comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power, Wisdom Motor, and Quantron AG, as well as equity-accounted investments. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (note 26). During the year ended December 31, 2023, the Corporation recognized net mark to market and foreign exchange losses of $12,897,000 (2022 - $16,877,000).

Increase (decrease) in fair value due to MTM and foreign exchange	December 31, 2023		December 31, 2022
Short-term investment - Green Hydrogen	$	— $	15
Long-term investment - Forsee Power		(3,501)	(14,865)
Long-term investment - Wisdom Motor		(4,900)	—
Long-term investment - Quantron AG		(4,237)	150
Long-term investment - HyCap Fund		214	(1,597)
Long-term investment - Clean H2 Fund		(473)	(580)
Decrease in fair value of investments	$	(12,897) $	(16,877)

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i) Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii) Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii) Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation's above-mentioned investment in Forsee Power is categorized as Level 1 whereas the other investments are all categorized as Level 3.

(b) Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the statement of financial position. Any changes in fair value are either (i) recorded in the statement of comprehensive income (loss) if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statements of loss and comprehensive income (loss) if either not designated, or not qualified, under hedge accounting criteria.The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32. Financial instruments (cont'd):

(b) Financial risk management (cont'd):

Foreign currency exchange rate risk (cont'd)

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2023, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $64,383,000 and outstanding forward foreign exchange contracts to buy a total of CDN $31,500,000 in 2023 at an average rate of CDN $1.35 to US $1.00.

The following exchange rates applied during the year ended December 31, 2023:

	$US to $1.00 CDN	$CDN to $1.00 US
January 1, 2023 Opening rate	$0.784	$1.354
December 31, 2023 Closing rate	$0.755	$1.325
Fiscal 2023 Average rate	$0.741	$1.350

Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2023, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $7,236,000 recorded against net income.

If the Canadian dollar weakened 10% against the US dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation's fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash and cash equivalents at December 31, 2023, a 1.0% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $7,511,000. If interest rates had been 1.0% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation's receivables from customers.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2023, and 2022
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32. Financial instruments (cont'd):

(b) Financial risk management (cont'd):

Credit risk (cont'd)

IFRS 9 Financial Instruments requires impairment losses to be recognized based on "expected losses" that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under *IFRS 9*, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the year ended December 31, 2023, the Corporation did not recognize any additional estimated ECL impairment losses.

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BALLARD™

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8 Canada
(P) +1-604-454-0900

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